Exhibit 99.1

Rogers Reports Second Quarter 2011 Financial and Operating Results

Second Quarter Revenue up 3% to $3.1 Billion, Adjusted Operating Profit Grows 4%, Adjusted Diluted EPS up 8% to

$0.85, $559 Million of Free Cash Flow Generated;

Wireless Subscribers up 135,000 Driven by Record Number of New Smartphone Customers, While

Wireless Data Revenue Growth Strong at 31% and Network Margins at 47%;

Cable Operations Adjusted Operating Profit Increases 17% Driving Margins to 48% on Continued

Subscriber Growth and Cost Efficiencies;

Media Revenue up by 13% Reflecting Top Line Growth Broadly Across Portfolio

TORONTO (July 26, 2011) – Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2011, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights are as follows:

	000000	000000	000000	000000	000000	000000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2011	2010	% Chg	2011	2010	% Chg

Operating revenue	$3,115	$3,017	3	$6,102	$5,893	4
Adjusted operating profit(1)(2)	1,242	1,194	4	2,402	2,353	2
Adjusted net income(2)	467	464	1	890	861	3
Adjusted earnings per share(2)	$0.85	$0.80	6	$1.62	$1.47	10
Adjusted diluted earnings per share(2)	$0.85	$0.79	8	$1.61	$1.46	10

Operating profit(1)	$1,171	$1,177	(1)	$2,312	$2,293	1
Net income	410	452	(9)	745	820	(9)
Earnings per share	$0.75	$0.78	(4)	$1.35	$1.40	(4)
Diluted earnings per share	$0.75	$0.77	(3)	$1.34	$1.39	(4)

(1)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.

(2)

For details on the determination of the ‘as adjusted’ amounts, which are Non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; (iv) other items (net) and (v) in respect of net income and earnings per share, loss on the repayment of long-term debt and the related income tax impact of the above amounts.

“Rogers delivered a solid performance in the second quarter both for financial and subscriber results, delivering solid growth in a highly competitive environment,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “The strength of our asset mix combined with successful execution on our priorities – wireless data growth, customer retention and managing our cost structure – enabled Rogers to generate continued strong margins and substantial free cash flow.”

Highlights of the second quarter of 2011 include the following:

•

Generated consolidated quarterly revenue growth of 3%, with Wireless network revenue growth of 1%, Cable Operations revenue growth of 5%, and Media revenue growth of 13%, versus the same quarter last year. Adjusted operating profit increased by 17% at Cable Operations and by 47% at Media, but was partially offset by a 7% decline at Wireless primarily reflecting costs associated with the record number of new smartphone sales and ongoing declines in voice ARPU.

Rogers Communications Inc.	1	Second Quarter 2011

•

Wireless data revenue growth accelerated to 31% and net postpaid subscriber additions totalled 108,000, helping drive wireless data revenue to now comprise 35% of Wireless network revenue. During the quarter, Wireless activated and upgraded 591,000 additional smartphones, of which approximately 40% were for subscribers new to Wireless, compared to 385,000 in the prior year quarter. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 48% of the overall postpaid subscriber base as at June 30, 2011, up from 35% as at June 30, 2010.

•

Wireless launched the first Canadian commercial deployment of Long Term Evolution (“LTE”) network services in Ottawa. Rogers expects to follow this launch with market launches of LTE in Toronto, Montreal and Vancouver later this year, and in the rest of the top 25 Canadian markets in 2012. LTE is a next generation technology that enables unparalleled connectivity, offering speeds that are between three and four times faster than HSPA+ with peak theoretical download rates of up to 150 Megabits per second (Mbps) and upload speeds of up to 70 Mbps.

•

Rogers began a $80 million investment to further enhance our wireless voice and data network in the Maritimes, extending the Rogers 4G HSPA+ coverage to almost one million more people across Nova Scotia, New Brunswick and Prince Edward Island, representing a 130% increase over the current population coverage of our network in those provinces.

•

Rogers won an important contract to provision machine to machine (“M2M”) wireless connectivity for Hydro-Quebec over the next six years. Rogers will connect Hydro Quebec’s central system with up to 600 Smart Meter collectors, which aggregate electrical service utilization data relayed from Quebec’s approximately 3.8 million Smart Meters.

•

Wireless launched Canada’s first Wi-Fi voice service for smartphones to help business customers save time and money by enabling mobile calls from their smartphones over a Wi-Fi network that do not count towards monthly voice plan minutes. Calls that originate on a Wi-Fi network are automatically transferred to the Rogers wireless network when the person leaves the Wi-Fi coverage area.

•

The Small Business Specialist program was launched which is an innovative Canada-wide initiative that gives small business owners direct access to in-store trained specialists at 157 retail locations across Canada who can expertly and efficiently advise them on all of their business communications solutions needs.

•

Rogers Remote TV Manager was launched by Cable in Ontario enabling digital TV subscribers the freedom and flexibility to search TV programming and manage PVR recordings online from anywhere with their computers, tablets and certain smartphones.

•

Cable began the initial deployment of its innovative new Smart Home Monitoring offering, a first of its kind service in Canada that provides real-time customizable home monitoring, control, viewing and alerts from any computer or smartphone over a combination of Rogers’ broadband and wireless networks.

•

Media announced the launch of CityNews Channel, a new 24-hour, interactive, local news channel in Toronto leveraging trusted news brands Citytv, 680 News and Maclean’s; as well as the launch by Citytv of reality TV competition series, “Canada’s Got Talent”. In addition, Media announced the launch of Sportsnet Magazine, Canada’s first national biweekly sports magazine, leveraging the Rogers Sportsnet franchise and brand to connect readers with the premier source for sports features and opinion.

•

Generated $559 million of consolidated free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures, interest on long-term debt (net of capitalization) and cash income taxes, relatively consistent with the second quarter of 2010 and reflecting steady levels of adjusted operating profit being offset by an increased level of PP&E expenditures. Free cash flow per share increased by 2% over the same period reflecting accretion from share buybacks which have decreased the base of outstanding shares.

Rogers Communications Inc.	2	Second Quarter 2011

This management’s discussion and analysis (“MD&A”), which is current as of July 25, 2011, should be read in conjunction with our Second Quarter 2011 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2010 Annual MD&A and our 2010 Annual Audited Consolidated Financial Statements and Notes thereto and other recent securities filings available on SEDAR at sedar.com.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise stated. Comparative amounts for 2010 included in this MD&A have been restated to reflect our adoption of IFRS, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated and are prepared in accordance with Canadian GAAP.

Concurrent with the impact of the transition to IFRS, we made certain changes to our reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are reported as follows: the results of the Video retailing portion are now presented as a separate operating sub-segment under the Cable segment, and the portions related to retail distribution of cable and wireless products and services are now included in the results of operations of Cable Operations and Wireless, respectively. In addition, certain intercompany transactions between the Company’s Rogers Business Solutions (“RBS”) segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are now recorded as cost recoveries in RBS beginning January 1, 2011. While there is no change to the consolidated results of the Company or to the adjusted operating profit of RBS, as a result of this second change, the reported revenue of RBS is lower as intercompany sales are no longer included. Comparative figures for 2010 have been reclassified to conform to the current year’s presentation of both changes discussed above.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the sections of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Rogers Sportsnet and Sportsnet ONE television networks, The Shopping Channel, the OMNI television stations, and Canadian specialty channels, including The Biography Channel Canada, G4 Canada, and Outdoor Life Network; Rogers Publishing, which publishes consumer and business magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	Second Quarter 2011

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	00000	00000	00000	00000	00000	00000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2011	2010(1)	% Chg	2011	2010(1)	% Chg

Operating revenue
Wireless	$1,759	$1,707	3	$3,480	$3,369	3
Cable
Cable Operations	832	791	5	1,645	1,581	4
RBS	100	115	(13)	216	226	(4)
Video	18	37	(51)	42	78	(46)
	950	943	1	1,903	1,885	1
Media	437	386	13	776	676	15
Corporate items and eliminations	(31)	(19)	63	(57)	(37)	54
Total	3,115	3,017	3	6,102	5,893	4

Adjusted operating profit (loss)(2)
Wireless	761	819	(7)	1,551	1,648	(6)
Cable
Cable Operations	397	340	17	779	680	15
RBS	21	9	133	47	17	176
Video	(2)	(6)	(67)	(9)	(8)	13
	416	343	21	817	689	19
Media	91	62	47	81	67	21
Corporate items and eliminations	(26)	(30)	(13)	(47)	(51)	(8)
Adjusted operating profit(2)	1,242	1,194	4	2,402	2,353	2
Stock-based compensation expense(3)	(41)	(9)	n/m	(49)	(35)	40
Settlement of pension obligations(4)	(11)	-	n/m	(11)	-	n/m
Integration, restructuring and acquisition expenses(5)	(19)	(8)	138	(30)	(10)	200
Other items, net(6)	-	-	n/m	-	(15)	n/m
Operating profit(2)	1,171	1,177	(1)	2,312	2,293	1
Other income and expense, net(7)	761	725	5	1,567	1,473	6
Net income	$410	$452	(9)	$745	$820	(9)

Basic earnings per share(2)	$0.75	$0.78	(4)	$1.35	$1.40	(4)
Diluted earnings per share(2)	$0.75	$0.77	(3)	$1.34	$1.39	(4)

As adjusted:(2)
Net income	$467	$464	1	$890	$861	3
Basic earnings per share	$0.85	$0.80	6	$1.62	$1.47	10
Diluted earnings per share	$0.85	$0.79	8	$1.61	$1.46	10

Additions to PP&E(2)
Wireless	$298	$206	45	$516	$405	27
Cable
Cable Operations	177	159	11	327	277	18
RBS	18	8	125	29	14	107
Video	-	3	n/m	-	4	n/m
	195	170	15	356	295	21
Media	12	9	33	20	13	54
Corporate(8)	15	54	(72)	23	91	(75)
Total	$520	$439	18	$915	$804	14

(1)

The comparative figures for 2010 have been reclassified to conform to the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively. In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS and the comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

In the three and six months ended June 30, 2011, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) transaction costs incurred and integration of acquired business; and (iii) the closure of certain Rogers Video stores and lease exit costs. In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) transaction costs incurred and the integration of acquired business; and iv) the closure of certain Video stores.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.
(7)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(8)	See the section entitled “Additions to PP&E”.

n/m: not meaningful.

Rogers Communications Inc.	4	Second Quarter 2011

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	000000	000000	000000	000000	000000	000000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Postpaid	$1,558	$1,549	1	$3,102	$3,053	2
Prepaid	80	74	8	151	140	8
Network revenue	1,638	1,623	1	3,253	3,193	2
Equipment sales	121	84	44	227	176	29
Total operating revenue	1,759	1,707	3	3,480	3,369	3

Operating expenses before the undernoted
Cost of equipment sales	339	243	40	641	480	34
Other operating expenses	659	645	2	1,288	1,241	4
	998	888	12	1,929	1,721	12
Adjusted operating profit(2)	761	819	(7)	1,551	1,648	(6)
Stock-based compensation expense(3)	(7)	(2)	n/m	(8)	(7)	14
Settlement of pension obligations(4)	(2)	-	n/m	(2)	-	n/m
Integration, restructuring and acquisition expenses(5)	(8)	-	n/m	(8)	(1)	n/m
Other items, net(6)	-	-	n/m	-	(10)	n/m
Operating profit(2)	$744	$817	(9)	$1,533	$1,630	(6)

Adjusted operating profit margin as
% of network revenue(2)	46.5%	50.5%	(8)	47.7%	51.6%	(8)

Additions to PP&E(2)	$298	$206	45	$516	$405	27

Data revenue included in network revenue	$572	$435	31	$1,114	$851	31

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in the Wireless results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

In the three and six months ended June 30, 2011, costs incurred relates to severances resulting from the targeted restructuring of our employee base. In the three and six months ended June 30, 2010, costs incurred relate to severances resulting from the outsourcing of certain information technology functions.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	5	Second Quarter 2011

Summarized Wireless Subscriber Results

	000000	000000	000000	000000	000000	000000
(Subscriber statistics in thousands,	Three months ended June 30,			Six months ended June 30,
except ARPU, churn and usage)	2011	2010	Chg	2011	2010	Chg

Postpaid
Gross additions	376	321	55	692	599	93
Net additions	108	98	10	153	145	8
Total postpaid retail subscribers(1)	7,458	7,124	334	7,458	7,124	334
Monthly churn	1.21%	1.06%	0.15%	1.22%	1.08%	0.14%
Average monthly revenue per user (“ARPU”)(2)	$70.07	$73.07	$(3.00)	$70.12	$72.33	$(2.21)

Prepaid
Gross additions	215	165	50	396	293	103
Net additions (losses)	27	21	6	17	(13)	30
Total prepaid retail subscribers	1,669	1,502	167	1,669	1,502	167
Monthly churn	3.82%	3.26%	0.56%	3.84%	3.43%	0.41%
ARPU(2)	$16.14	$16.61	$(0.47)	$15.22	$15.64	$(0.42)

Total
Gross additions	591	486	105	1,088	892	196
Net additions	135	119	16	170	132	38
Total postpaid and prepaid retail subscribers(1)	9,127	8,626	501	9,127	8,626	501
Monthly churn	1.68%	1.44%	0.24%	1.70%	1.49%	0.21%

Blended ARPU(2)	$60.26	$63.27	$(3.01)	$60.07	$62.41	$(2.34)
Blended average monthly minutes of usage	475	495	(20)	463	485	(22)

(1)

In the second quarter of 2011, a change in operating policy resulted in a one-time decrease to the wireless postpaid subscriber base of approximately 20,000. These subscribers are not included in postpaid net additions or churn.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Wireless Subscribers and Network Revenue

The year-over-year increase in subscriber additions for the quarter reflects increases in gross subscriber additions in both the postpaid and prepaid categories. Included in postpaid gross additions are a record number of new smartphone subscribers. The increase in prepaid subscriber additions primarily reflects sales activity from Wireless’ launch of its urban zone-based unlimited voice and text service, chatr, as well as prepaid wireless data plans for tablets and USB devices.

The increase in network revenue for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, was driven predominantly by the continued growth of Wireless’ subscriber base and the increased adoption and usage of wireless data services.

For both the three and six months ended June 30, 2011, wireless data revenue increased by approximately 31% from the corresponding periods of 2010, to $572 million and $1,114 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop and tablet devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For the three and six months ended June 30, 2011, data revenue represented approximately 35% and 34%, respectively, of total network revenue, compared to approximately 27% in the corresponding periods of 2010.

For the three months ended June 30, 2011, Wireless activated and upgraded approximately 591,000 smartphones, compared to approximately 385,000 smartphones in the second quarter of 2010. These smartphones were predominantly iPhone, BlackBerry and Android devices, of which approximately 40% were for subscribers new to Wireless, during the three months ended June 30, 2011. This resulted in subscribers with smartphones representing 48% of the overall postpaid subscriber base as at June 30, 2011, compared to 35% as at June 30, 2010. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers. This is the largest number of new smartphone

Rogers Communications Inc.	6	Second Quarter 2011

customer additions that Wireless has ever reported in a quarter.

Year-over-year postpaid ARPU decreased by 4%, which reflects declines in most categories of wireless voice revenues, offset by higher wireless data and feature revenues. The approximately 15% decrease in the wireless voice component of postpaid ARPU is primarily due to the general level of competitive intensity in the wireless voice services market. During the quarter, Wireless heightened its focus on initiatives aimed at slowing the decline of voice ARPU which has accelerated in recent quarters.

Wireless Equipment Sales

The year-over-year increase for the three and six months ended June 30, 2011 in revenue from equipment sales, including activation fees and net of equipment subsidies, versus the corresponding periods of 2010, reflects the significant increase in the number of smartphone activations.

Wireless Operating Expenses

	000000	000000	000000	000000	000000	000000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Operating expenses
Cost of equipment sales	$339	$243	40	$641	$480	34
Other operating expenses	659	645	2	1,288	1,241	4
Operating expenses before the undernoted	998	888	12	1,929	1,721	12
Stock-based compensation expense(1)	7	2	n/m	8	7	14
Settlement of pension obligations(2)	2	-	n/m	2	-	n/m
Integration, restructuring and acquisition expenses(3)	8	-	n/m	8	1	n/m
Other items, net(4)	-	-	n/m	-	10	n/m
Total operating expenses	$1,015	$890	14	$1,947	$1,739	12

(1)	See the section entitled “Stock-based Compensation”.
(2)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(3)

In the three and six months ended June 30, 2011, costs incurred relates to severances resulting from the targeted restructuring of our employee base. In the three and six months ended June 30, 2010, costs incurred relate to severances and restructuring expenses resulting from the outsourcing of certain information technology functions.

(4)	Relates to the resolution of obligations and accruals relating to prior periods.

The $96 million increase in cost of equipment sales for the three months ended June 30, 2011, compared to the corresponding period of 2010, was primarily the result of an increase in gross additions versus the prior period and a continued increase in the mix of smartphones for both new and upgrading subscribers. This was the single largest factor driving the year-over-year increase in expenses, and Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU, lower churning customers who are on term contracts. These factors also contributed to the increase in cost of equipment sales for the six months ended June 30, 2011, compared to the corresponding period of 2010.

Total retention spending, including subsidies on handset upgrades, was $192 million and $375 million in the three and six months ended June 30, 2011, respectively, compared to $161 million and $311 million in the corresponding periods of 2010. The significant increase is a result of a higher mix of smartphone upgrades by existing subscribers, versus the corresponding periods in 2010.

The year-over-year increase in other operating expenses for the three months ended June 30, 2011, excluding retention spending discussed above, was driven by higher sales costs associated with both the volume and mix of sales, which were offset by savings resulting from cost reduction initiatives and scale efficiencies across various functions and a one-time commodity tax adjustment.

Wireless Adjusted Operating Profit

The 7% year-over-year decrease in adjusted operating profit and the 46.5% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended June 30, 2011

Rogers Communications Inc.	7	Second Quarter 2011

primarily reflect the increase in the total operating expenses discussed above, driven heavily by the high level of smartphone activations and upgrades and related level of subsidy spending, partially offset by the increase in network revenue.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	00000	00000	00000	00000	00000	00000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Additions to PP&E
Capacity	$155	$96	61	$283	$224	26
Quality	59	73	(19)	93	116	(20)
Network - other	16	7	129	27	13	108
Information technology and other	68	30	127	113	52	117
Total additions to PP&E	$298	$206	45	$516	$405	27

Wireless PP&E additions for the three months ended June 30, 2011 reflects spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ network and the initial construction and launch of our LTE network. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Moreover, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

The increase in Wireless PP&E additions for the three and six months ending June 30, 2011 is largely due to investments to build out the LTE network in Canada’s top four markets and spending on Information technology investments on our customer interfacing systems.

Rogers Communications Inc.	8	Second Quarter 2011

CABLE

Summarized Cable Financial Results

	000000	000000	000000	000000	000000	000000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Cable Operations(2)	$832	$791	5	$1,645	$1,581	4
RBS	100	115	(13)	216	226	(4)
Video	18	37	(51)	42	78	(46)
Total operating revenue	950	943	1	1,903	1,885	1

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	397	340	17	779	680	15
RBS	21	9	133	47	17	176
Video	(2)	(6)	(67)	(9)	(8)	13
Adjusted operating profit(3)	416	343	21	817	689	19
Stock-based compensation expense(4)	(5)	(3)	67	(6)	(6)	-
Settlement of pension obligations(5)	(5)	-	n/m	(5)	-	n/m
Integration, restructuring and acquisition expenses(6)	(10)	(7)	43	(18)	(8)	125
Other items, net(7)	-	-	n/m	-	(5)	n/m
Operating profit(3)	$396	$333	19	$788	$670	18

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	47.7%	43.0%		47.4%	43.0%
RBS	21.0%	7.8%		21.8%	7.5%
Video	(11.1% )	(16.2% )		(21.4% )	(10.3% )

Additions to PP&E(3)
Cable Operations(2)	$177	$159	11	$327	$277	18
RBS	18	8	125	29	14	107
Video	-	3	n/m	-	4	n/m
Total additions to PP&E	$195	$170	15	$356	$295	21

(1)

The operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) and Compton Cable T.V. Ltd. (“Compton”) are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively. The operating results of Blink Communications Inc. (“Blink”) and Atria Networks LP (“Atria”) are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.

(2)	Cable Operations segment includes Cable Television, Internet and Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(6)

In the three and six months ended June 30, 2011, costs incurred relate to i) severance costs resulting from the targeted restructuring of our employee base; ii) acquisition transaction costs incurred and the integration of acquired businesses; and iii) the closure of certain Rogers Video stores and lease exit costs. In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) acquisition transaction costs incurred and the integration of acquired businesses; and iv) the closure of certain Rogers Video stores.

(7)	Relates to the resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	9	Second Quarter 2011

CABLE OPERATIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue
Cable Television	$480	$449	7	$948	$907	5
Internet	232	214	8	456	418	9
Home Phone	120	128	(6)	241	256	(6)
Total Cable Operations operating revenue	832	791	5	1,645	1,581	4

Operating expenses before the undernoted
Cost of equipment sales	6	7	(14)	12	21	(43)
Other operating expenses	429	444	(3)	854	880	(3)
	435	451	(4)	866	901	(4)
Adjusted operating profit(2)	397	340	17	779	680	15
Stock-based compensation expense(3)	(5)	(3)	67	(6)	(6)	-
Settlement of pension obligations(4)	(4)	-	n/m	(4)	-	n/m
Integration and restructuring expenses(5)	(3)	(1)	200	(3)	(1)	200
Other items, net(6)	-	-	n/m	-	(7)	n/m
Operating profit(2)	$385	$336	15	$766	$666	15

Adjusted operating profit margin(2)	47.7%	43.0%		47.4%	43.0%

(1)	The operating results of Kincardine and Compton are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

In the three and six months ended June 30, 2011, costs incurred relates to severances resulting from the targeted restructuring of our employee base. In the three and six months ended June 30, 2010, costs incurred relate to severances and restructuring expenses resulting from the outsourcing of certain information technology functions.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	10	Second Quarter 2011

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2011	2010	Chg	2011	2010	Chg

Cable homes passed(1)	3,737	3,661	76	3,737	3,661	76

Television
Net additions (losses)	(9)	-	(9)	(17)	1	(18)
Total television subscribers(1)	2,294	2,296	(2)	2,294	2,296	(2)

Digital cable
Households, net additions	2	11	(9)	7	37	(30)
Total digital cable households(1)	1,745	1,701	44	1,745	1,701	44

Cable high-speed Internet
Net additions(2)	11	7	4	19	24	(5)
Total cable high-speed Internet subscribers(1)(2)	1,729	1,643	86	1,729	1,643	86

Cable telephony lines
Net additions and migrations	14	16	(2)	21	38	(17)
Total cable telephony lines(1)	1,028	975	53	1,028	975	53

Total cable service units(3)
Net additions	16	23	(7)	23	63	(40)
Total cable service units	5,051	4,914	137	5,051	4,914	137

Circuit-switched lines
Net losses and migrations to cable telephony platform	(5)	(11)	6	(11)	(27)	16
Total circuit-switched lines(4)	3	97	(94)	3	97	(94)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households and 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from Compton. These subscribers are not included in net additions, but are included in the ending total balance for the three and six months ended June 30, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)

Effective April 1, 2011, approximately 20,000 wholesale cable Internet subscribers which were previously included in RBS are now included in Cable. The transfer of these 20,000 subscribers was recorded as an adjustment to the total subscriber base for the three and six months ended June 30, 2011. Incremental subscriber activity for this base is included in net additions for the three and six months ending June 30, 2011.

(3)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(4)

During the three and six months ended June 30, 2011, approximately 20,000 and 32,000 circuit-switched lines, respectively, were all migrated to third-party resellers, with the exception of 3,000 which were migrated to RBS in the first quarter of 2011. These migrations are not included in net losses and migrations, but are included in the ending total balance for the three and six months ended June 30, 2011.

Cable Television Revenue

The increase in Cable Television revenue for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, reflects the timing of pricing changes made in March 2011 this year and August 2010 last year, together with continued increase in penetration of our digital cable product offerings and greater usage of on-demand and pay-per-view services.

The digital cable subscriber base grew by 3% and represented 76% of the television subscriber base as at June 30, 2011, compared to 74% as at June 30, 2010. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and Cable Television revenue.

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three and six months ended June 30, 2011 reflects the increase in the Internet subscriber base, combined with the timing of Internet service pricing changes made in July 2010 and in March 2011. Also impacting the increase is the timing and mix of promotional programs and a general movement by subscribers towards higher end tiers, and to a lesser extent the transfer of the wholesale cable Internet from RBS to Cable Operations.

Rogers Communications Inc.	11	Second Quarter 2011

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 46% of the homes passed by our cable networks and 75% of our television subscriber base, as at June 30, 2011.

Home Phone Revenue

The year-over-year decrease in Home Phone revenue for the three and six months ended June 30, 2011, reflects the declines in revenue associated with the legacy circuit-switched telephony base that Cable has almost completed with the process of divesting, which was partially offset by the increase in the cable telephony customer base combined with price changes in March 2011.

Cable continues to focus principally on growing its on-net cable telephony line base. As a result, in Q3 2010, it announced that it was divesting the assets of its off-net circuit-switched telephony business where services cannot be provided over Rogers’ own cable network facilities. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated to a third-party reseller starting late in the third quarter of 2010 and continuing over the first half of 2011. This is the principal driver of the decline of 94,000 in the legacy circuit-switched telephony base from June 30, 2010 to the current level today. During the three and six months ended June 30, 2011, approximately 20,000 and 32,000 circuit-switched lines, respectively, were all migrated to third-party resellers, with the exception of 3,000 which were migrated to RBS in the first quarter of 2011. The balance remaining is approximately 3,000, which will be migrated during the third quarter of 2011. For the three and six months ended June 30, 2011, the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $3 million and $10 million, respectively, whereas the circuit-switched telephony revenues in the three and six months ended June 30, 2010 totalled approximately $16 million and $35 million, respectively.

Cable telephony lines in service grew 5% from June 30, 2010 to June 30, 2011. At June 30, 2011, cable telephony lines represented 28% of the homes passed by our cable networks and 45% of television subscribers. The lower net additions of cable telephony lines in the three and six months ended June 30, 2011, versus the corresponding periods of 2010, are the result of lower sales associated with a combination of product maturation and increased competition.

Excluding the impact of the declining circuit-switched telephony business that Cable is in the process of divesting, the year-over-year revenue growth for Home Phone and for Cable Operations overall for the three months ended June 30, 2011 would have been 4% and 7%, respectively.

Cable Operations Operating Expenses

The decrease in Cable Operations’ operating expenses for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, was primarily due to cost reduction and efficiency initiatives across various functions, with activity driven costs generally benefiting from the lower number of new customer additions and customer churn versus the same period in the prior year, and a one-time commodity tax adjustment. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 47.7% and 47.4% for the three and six months ended June 30, 2011, respectively, compared to 43.0% in both the corresponding periods of 2010.

Rogers Communications Inc.	12	Second Quarter 2011

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue	$100	$115	(13)	$216	$226	(4)

Operating expenses before the undernoted	79	106	(25)	169	209	(19)
Adjusted operating profit(2)	21	9	133	47	17	176
Settlement of pension obligations(3)	(1)	-	n/m	(1)	-	n/m
Integration, restructuring and acquisition expenses(4)	(5)	(2)	150	(6)	(3)	100
Operating profit(2)	$15	$7	114	$40	$14	186

Adjusted operating profit margin(2)	21.0%	7.8%		21.8%	7.5%

(1)	The operating results of Blink and Atria are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(4)

In the three and six months ended June 30, 2011, costs relate to (i) severance costs resulting from the targeted restructuring of our employee base; and (ii) acquisition transaction costs incurred and the integration of acquired businesses; and iii) lease exit costs. In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) acquisition transaction costs incurred and the integration of acquired businesses.

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2011	2010	Chg	2011	2010	Chg

Local line equivalents(1)
Total local line equivalents	136	156	(20)	136	156	(20)

Broadband data circuits(2)(3)
Total broadband data circuits	32	35	(3)	32	35	(3)

(1)

Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each. The amount includes approximately nil and 3,000 circuit-switched lines which were migrated from Cable Operations to RBS during the three and six months ended June 30, 2011, respectively.

(2)

Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3. Effective April 1, 2011, approximately 20,000 circuits which were previously included in RBS are now included in Cable. These subscribers were removed from the ending balance for the three and six months ended June 30, 2011.

(3)	On January 4, 2011, RBS acquired approximately 4,000 broadband data circuits from its acquisition of Atria, and these are reflected in the total amounts shown.

RBS Revenue

The decrease in RBS revenue for the three and six months ended June 30, 2011, primarily reflects the planned decline in certain categories of lower margin legacy business, partially offset by the growth in next generation IP and other on-net services. RBS focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities utilizing both the acquired Atria and Blink networks and Cable’s existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. The lower margin legacy business, which includes long-distance, local and certain legacy data services, continues to decline and is down 32% for the quarter and 25% year to date. For the three and six months ended June 30, 2011, the acquisition of Atria contributed revenue of $17 million and $37 million, respectively.

RBS Operating Expenses

Operating expenses decreased for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010 and reflects the decrease in legacy services related costs due to lower volumes and subscriber levels, permanent cost reductions resulting from a 2010 restructuring of the employee base,

Rogers Communications Inc.	13	Second Quarter 2011

lower sales within the medium and large enterprise and carrier segments, and operating efficiencies stemming from the integration of Blink and Atria.

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit reflects the acquisition of the higher margin Atria and Blink on-net data businesses and the RBS focus on growing its on-net next generation data revenue. This strategic shift has more than offset the declines in the lower margin legacy voice and data services. Cost reductions and efficiency initiatives across various functions have also contributed to higher operating profit and operating profit margins in the quarter. For the three and six months ended June 30, 2011, the acquisition of Atria contributed adjusted operating profit of $9 million and $22 million, respectively, contributing to the growth of the next generation services market, including data and Internet.

VIDEO

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011	2010	% Chg	2011	2010	% Chg

Operating revenue	$18	$37	(51)	$42	$78	(46)

Operating expenses before the undernoted	20	43	(53)	51	86	(41)
Adjusted operating loss(1)	(2)	(6)	(67)	(9)	(8)	13
Integration, restructuring and acquisition expenses(2)	(2)	(4)	(50)	(9)	(4)	125
Other items, net(3)	-	-	n/m	-	2	n/m
Operating loss(1)	$(4)	$(10)	(60)	$(18)	$(10)	80

Adjusted operating loss margin(1)	(11.1% )	(16.2% )		(21.4% )	(10.3% )

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)

In the three and six months ended June 30, 2011, costs relate to (i) severance costs resulting from the targeted restructuring of our employee base; and (ii) the closure of certain Video stores. In the three and six months ended June 30, 2010, costs incurred relate to the closure of certain Video stores.

(3)	Relates to the resolution of accruals relating to prior periods.

Video Revenue

The results of the Video segment include our video and game sale and rental business which has and continues to be restructured and downsized coinciding with the declining market opportunity. The decrease in Video revenue for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, was the result of a continued decline in video rental and sales activity and the reduction of nearly 20% in the number of store locations since the start of 2010.

Video Adjusted Operating Loss

The adjusted operating loss at Video decreased for the three months ended June 30, 2011, and was relatively flat for the six months ended June 30, 2011, compared to the corresponding periods of 2010, reflecting the trends in revenue and operating expenses above.

Rogers Communications Inc.	14	Second Quarter 2011

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	0000	0000	0000	0000	0000	0000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Additions to PP&E
Customer premise equipment	$35	$66	(47)	$81	$112	(28)
Scalable infrastructure	65	47	38	125	87	44
Line extensions	11	12	(8)	20	20	-
Upgrades and rebuild	3	5	(40)	4	8	(50)
Support capital	63	29	117	97	50	94
Total Cable Operations	177	159	11	327	277	18
RBS	18	8	125	29	14	107
Video	-	3	n/m	-	4	n/m
	$195	$170	15	$356	$295	21

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The increase in Cable Operations PP&E for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, resulted primarily from higher Scalable infrastructure and Support capital expenditures due to projects associated with increasing capacity on our Video platform and quality related investments on our Voice platform and timing on Infrastructure projects.

The increases in RBS PP&E additions for the three and six months ended June 30, 2011 reflect the timing of expenditures on customer networks and support capital.

Rogers Communications Inc.	15	Second Quarter 2011

MEDIA

Summarized Media Financial Results

	00000000	00000000	00000000	00000000	00000000	00000000
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg	2011(1)	2010(1)	% Chg

Operating revenue	$437	$386	13	$776	$676	15

Operating expenses before the undernoted	346	324	7	695	609	14
Adjusted operating profit(2)	91	62	47	81	67	21
Stock-based compensation expense(3)	(5)	(2)	150	(7)	(6)	17
Settlement of pension obligations(4)	(3)	-	n/m	(3)	-	n/m
Integration, restructuring and acquisition expenses(5)	(1)	(1)	-	(4)	(1)	n/m
Operating profit(2)	$82	$59	39	$67	$60	12

Adjusted operating profit margin(2)	20.8%	16.1%		10.4%	9.9%

Additions to PP&E(2)	$12	$9	33	$20	$13	54

(1)

The operating results of BV! Media Inc. (“BV Media”), BOUNCE, and BOB-FM are included in Media’s results of operations from the dates of acquisition on October 1, 2010, January 31, 2011 and January 31, 2011, respectively.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by the Company’s pension plans.

(5)

For the three and six months ended June 30, 2011, costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base; and (ii) acquisition transaction costs incurred and the integration of acquired businesses. For the three and six months ended June 30, 2010, costs incurred relate to severances resulting from the targeted restructuring of our employee base.

Media Revenue

The increases in Media’s revenue for the three and six months ended June 30, 2011, respectively, compared to the corresponding periods of 2010, were mainly the result of increased advertising sales and new subscriber fees generated from Sportsnet ONE. Publishing, Radio, Television, Sports Entertainment, and Digital Media all drove growth in revenue for the three and six months ended June 30, 2011, which was partially offset by a slight decline at The Shopping Channel.

Media Operating Expenses

Media’s operating expenses for the three and six months ended June 30, 2011 increased, compared to the corresponding periods of 2010, primarily due to additional costs related to acquisitions of BV Media, BOUNCE, BOB-FM and planned Television programming principally in the area of sports content.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, primarily reflects the revenue and expense changes discussed above.

Media Additions to PP&E

Media’s PP&E additions during the three and six months ended June 30, 2011 increased from the corresponding periods in 2010 due primarily to Television broadcast equipment additions related to the CRTC mandated digital transition and planned software upgrades.

Rogers Communications Inc.	16	Second Quarter 2011

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-GAAP measures operating profit and adjusted operating profit for the period. See the section entitled “Supplementary Information” for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted earnings per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 4 to the Unaudited Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2011	2010	% Chg	2011	2010	% Chg

Net income	$410	$452	(9)	$745	$820	(9)
Income tax expense	156	173	(10)	281	334	(16)
Other income	(5)	(7)	(29)	(10)	(9)	11
Finance costs:
Change in fair value of derivative instruments	6	(37)	n/m	20	(13)	n/m
Amortization of deferred transaction costs	2	2	-	4	5	(20)
Capitalized interest	(7)	-	n/m	(10)	-	n/m
Loss on repayment of long-term debt	-	-	n/m	99	-	n/m
Foreign exchange loss (gain)	(2)	19	n/m	(11)	7	n/m
Interest on long-term debt	167	170	(2)	332	338	(2)
Operating income	727	772	(6)	1,450	1,482	(2)
Depreciation and amortization	444	405	10	862	811	6
Operating profit	1,171	1,177	(1)	2,312	2,293	1
Stock-based compensation expense	41	9	n/m	49	35	40
Settlement of pension obligations	11	-	n/m	11	-	n/m
Integration, restructuring and acquisition expenses	19	8	138	30	10	200
Other items, net	-	-	n/m	-	15	n/m
Adjusted operating profit	$1,242	$1,194	4	$2,402	$2,353	2

Net Income and Earnings Per Share

We recorded net income of $410 million and $745 million for the three and six months ended June 30, 2011, respectively, or basic earnings per share of $0.75 and $1.35, and diluted earnings per share of $0.75 and $1.34, respectively, compared to net income of $452 million and $820 million, or basic earnings per share of $0.78 and $1.40 and diluted earnings per share of $0.77 and $1.39, respectively in the corresponding periods of 2010.

On an adjusted basis, we recorded net income of $467 million and $890 million for the three and six months ended June 30, 2011, respectively, or basic adjusted earnings per share of $0.85 and $1.62, and diluted adjusted earnings per share of $0.85 and $1.61, respectively, compared to adjusted net income of $464 million and $861 million, or basic adjusted earnings per share of $0.80 and $1.47, and diluted adjusted earnings per share of $0.79 and $1.46, respectively in the corresponding periods of 2010.

Income Tax Expense

Our effective income tax rate for the three and six months ended June 30, 2011 was 27.6% and 27.4%, respectively. The 2011 effective income tax rates differed from the 2011 statutory income tax rate of 28.0% primarily due to an income tax recovery of $11 million and $24 million resulting from the effect of tax rate changes for the three and six months ended June 30, 2011.

Rogers Communications Inc.	17	Second Quarter 2011

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2011	2010	2011	2010

Statutory income tax rate	28.0%	30.5%	28.0%	30.5%

Income before income taxes	$566	$625	$1,026	$1,154

Computed income tax expense	$158	$191	$287	$352
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	(11)	(15)	(24)	(23)
Non-deductible expenses	6	-	7	1
Other items	3	(3)	11	4
Income tax expense	$156	$173	$281	$334
Effective income tax rate	27.6%	27.7%	27.4%	28.9%

With respect to cash income tax payments as opposed to accounting income tax expense, we expect to use substantially all of our remaining non-capital income tax loss carryforwards during 2011. As a result of the utilization of our non-capital income tax loss carryforwards as well as the elimination of the deferral of partnership income proposed in the 2011 Federal budget, we estimate our cash income tax payments will increase significantly in 2012 from the approximately $90 million we expect in 2011. While both of these items impact the timing of cash taxes, neither are expected to have a material impact to our income tax expense for accounting purposes. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments expense in the three and six months ended June 30, 2011 was primarily the result of (i) a non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes and (ii) a non-cash charge pertaining to an estimate of the relative hedge ineffectiveness of Derivatives which have been designated as hedges for accounting purposes. The change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three and six months ended June 30, 2011, the Canadian dollar strengthened by 0.5 cents and 3.0 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Loss on Repayment of Long-Term Debt

During the three months ended June 30, 2011, there were no losses on repayment of long-term debt. During the six months ended June 30, 2011, we recorded a loss on repayment of long-term debt of $99 million related to the redemption of two public debt issues. (See “Overview of Liquidity, Financing and Share Capital Activities - Debt Redemptions and Termination of Derivatives”).

Foreign Exchange Gain

During the three months ended June 30, 2011, the Canadian dollar strengthened by 0.5 cents versus the U.S. dollar resulting in a foreign exchange gain of $2 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2010, the Canadian dollar weakened by 4.9 cents versus the U.S. dollar and resulted in a foreign exchange loss of $19 million during the three months ended June 30, 2010, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes.

During the six months ended June 30, 2011, the Canadian dollar strengthened by 3.0 cents versus the U.S. dollar resulting in a foreign exchange gain of $11 million, primarily related to the the US$350 million Senior Notes

Rogers Communications Inc.	18	Second Quarter 2011

due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2010, the Canadian dollar weakened by 1.4 cents versus the U.S. dollar and resulted in a foreign exchange loss of $7 million, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes.

Interest on Long-Term Debt

The $3 million decrease in interest expense for the three months ended June 30, 2011, and the $6 million decrease in interest expense for the six months ended June 30, 2011, compared to the corresponding periods of 2010, including the impact of Derivatives, is primarily due to the decrease in the weighted-average interest rate on long-term debt at June 30, 2011 compared to June 30, 2010, as a result of refinancing activity completed in the third quarter of 2010 and in the first quarter of 2011. See the section entitled “Consolidated Liquidity and Capital Resources”.

Operating Income

The decrease in our operating income in the three months ended June 30, 2011, compared to the corresponding period of 2010, reflects the increase in revenue of $98 million offset by the growth in expenses of $143 million. For the six months ended June 30, 2011, compared to the corresponding period of 2010, the growth in revenue of $209 million was offset by the growth in expenses of $241 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and six months ended June 30, 2011, compared to the corresponding periods of 2010, primarily reflects an increase in amortization of certain intangible assets relating to our recent acquisitions and an increase in depreciation on PP&E additions.

Stock-based Compensation

A summary of stock-based compensation expense is as follows:

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2011	2010	2011	2010

Wireless	$7	$2	$8	$7
Cable	5	3	6	6
Media	5	2	7	6
Corporate	24	2	28	16
	$41	$9	$49	$35

At June 30, 2011, we had a liability of $205 million, compared to a liability of $192 million at June 30, 2010, related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2011, $14 million and $24 million, respectively (2010 - $16 million and $34 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense in a given period, which is included in operating costs under employee salaries and benefits, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units each reporting period.

Settlement of Pension Obligations

During the three months ended June 30, 2011, we incurred a non-cash loss from the settlement of pension obligations of $11 million resulting from a lump sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January 1, 2011. See the section

Rogers Communications Inc.	19	Second Quarter 2011

entitled “Pension Plans Purchase of Annuities”.

Integration, Restructuring and Acquisition Expenses

During the three and six months ended June 30, 2011, we incurred $19 million and $30 million, respectively, of integration, restructuring and acquisition expenses to improve our costs structure related to i) severance costs related to the targeted restructuring of our employee base ($16 million and $16 million, respectively); (ii) acquisition transaction costs incurred and integration of acquired businesses ($nil million and $4 million, respectively); and iii) the closure of certain Rogers Video stores and lease exit costs ($3 million and $10 million, respectively).

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless decreased, which was offset by the increase at Cable and Media for the three and six months ended June 30, 2011, compared to the three and six months ended June 30, 2010. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended June 30, 2011, consolidated adjusted operating profit increased to $1,242 million, compared to $1,194 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended June 30, 2011 and June 30, 2010, respectively, excludes (i) stock-based compensation expense of $41 million and $9 million; (ii) integration, restructuring and acquisition expenses of $19 million and $8 million; and (iii) settlement of pension obligations of $11 million and $nil.

For the six months ended June 30, 2011, consolidated adjusted operating profit increased to $2,402 million, compared to $2,353 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the six months ended June 30, 2011 and June 30, 2010, respectively, excludes (i) stock-based compensation expense of $49 million and $35 million; (ii) integration, restructuring and acquisition expenses of $30 million and $10 million; (iii) settlement of pension obligations of $11 million and $nil; and (iv) other items of $nil and $15 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E of $15 million and $23 million for the three and six months ended June 30, 2011, respectively, and $54 million and $91 million for the three and six months ended June 30, 2010, respectively, were mainly related to spending on facilities in the current quarter and an enterprise-wide billing and business support systems initiative in the prior periods.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

Three months ended June 30, 2011

For the three months ended June 30, 2011, cash generated from operations before changes in non-cash

Rogers Communications Inc.	20	Second Quarter 2011

operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,253 million from $1,237 million in the corresponding period of 2010.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended June 30, 2011, cash generated from operations was $979 million, compared to $953 million in the corresponding period of 2010, which was also the total net funds generated from operations in the three months ended June 30, 2011.

Net funds used during the three months ended June 30, 2011 totalled approximately $999 million, the details of which include the following:

•	additions to PP&E of $551 million, including $31 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $195 million on our Class A Voting and Class B Non-Voting shares;

•	$150 million net repayments under the bank credit facility;

•

acquisitions and other net investments aggregating $44 million, including $16 million to acquire certain dealer stores, $15 million for a long-term deposit, and $11 million to acquire the remaining ownership in a subsidiary; and

•	payments for program rights of $59 million.

Taking into account the opening bank advances of $49 million at the beginning of the period and the generation and uses of funds described above, the bank advances at June 30, 2011 were $69 million.

Six months ended June 30, 2011

For the six months ended June 30, 2011, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $2,457 million from $2,416 million in the corresponding period of 2010.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the six months ended June 30, 2011, cash generated from operations was $1,718 million, compared to $1,796 million in the corresponding period of 2010. Total net funds generated or raised in the six months ended June 30, 2011 aggregated approximately $3,568 million, including the cash generated from operations of $1,718 million noted above together with the receipt of an aggregate $1.85 billion gross proceeds from the March 21, 2011 issuance of $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041.

Net funds used during the six months ended June 30, 2011 totalled approximately $3,592 million, the details of which include the following:

•	additions to PP&E of $1,074 million, including $159 million of related changes in non-cash working capital;

•

the payment of an aggregate $1,208 million for the March 21, 2011 redemption of two public debt issues maturing in 2012 (comprising $802 million principal and $76 million premiums) and settlement of the associated Derivatives and forward contracts (comprising $330 million net settlement paid on termination);

•	the payment of quarterly dividends of $374 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 9 million Class B Non-Voting shares for an aggregate purchase price of $285 million;

Rogers Communications Inc.	21	Second Quarter 2011

•

acquisitions and other net investments aggregating $551 million, including $426 million to acquire Atria Networks, $40 million to acquire Compton, $38 million to acquire two radio stations in Edmonton, Alberta and London, Ontario, $16 million to acquire certain dealer stores, $15 million for a long-term deposit, and $11 million to acquire the remaining ownership in a subsidiary;

•	payments for program rights of $90 million; and

•	payments for financing costs of $10 million.

Taking into account the opening bank advances of $45 million at the beginning of the period and the generation and uses of funds described above, the bank advances at June 30, 2011 were $69 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2010 Annual Audited Consolidated Financial Statements and Note 10 and Note 14 to the Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2011.

At June 30, 2011, there were no advances outstanding under our $2.4 billion bank credit facility.

Debt Issuances

On March 21, 2011, RCI issued in Canada $1,850 million aggregate principal amount of senior notes, comprised of $1,450 million of 5.34% Senior Notes due 2021 (the “2021 Notes”) and $400 million of 6.56% Senior Notes due 2041 (the “2041 Notes”). The 2021 Notes were issued at a discount of 99.954% for an effective yield of 5.346% per annum if held to maturity while the 2041 Notes were issued at par to yield 6.56% if held to maturity. RCI received aggregate net proceeds of approximately $1,840 million from the issuance of the 2021 Notes and the 2041 Notes after deducting the original issue discount, agents’ fees and other related expenses. The aggregate net proceeds from the 2021 Notes and the 2041 Notes were used to fund the March 2011 redemption of two public debt issues maturing in 2012 together with the termination of the associated Derivatives, each as described below under “Debt Redemptions and Termination of Derivatives”, and to partially repay outstanding advances under our bank credit facility.

Each of the 2021 Notes and the 2041 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Debt Redemptions and Termination of Derivatives

On March 21, 2011, RCI redeemed the entire US$350 million principal amount of its 7.875% Senior Notes due 2012 (the “7.875% Notes”) and the entire US$470 million principal amount of its 7.25% Senior Notes due 2012 (the “7.25% Notes” and, together with the “7.875% Notes”, the “2012 Notes”). RCI paid an aggregate of approximately $878 million for the redemption of the 2012 Notes (the “Redemptions”), including approximately $802 million aggregate principal amount for the 2012 Notes and $76 million for the premiums payable in connection with the Redemptions. Concurrently with RCI’s redemption of the 2012 Notes, RCI made a net payment of approximately $330 million to terminate the associated Derivatives (the “Derivatives Termination”). As a result, the total cash expenditure associated with the Redemptions and the Derivatives Termination was approximately $1,208 million and RCI recorded a loss on repayment of long-term debt of $99 million, comprised of the aggregate redemption premiums of $76 million, a net loss on the termination of the related Derivatives of $22 million, and write-off of deferred financing costs of $2 million, offset by a write down of a previously recorded fair value increment of $1 million.

Pension Plans’ Purchase of Annuities

During the three months ended June 30, 2011, we made a lump-sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January

Rogers Communications Inc.	22	Second Quarter 2011

1, 2011. The purchase of the annuities relieves us of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash loss from the settlement of pension obligations of approximately $11 million was recorded in the three months ended June 30, 2011.

Normal Course Issuer Bid

On February 16, 2011, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for a further one year period commencing February 22, 2011 and ending February 21, 2012, and during such one year period we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended June 30, 2011, no Class B Non-Voting shares were purchased under the NCIB, in part due to uncertainty as to the status of changes proposed in the 2011 Federal budget that would impact the tax treatment of certain structured share repurchase transactions. During the six months ended June 30, 2011, we purchased and cancelled 9 million Class B Non-Voting shares for an aggregate purchase price of $285 million under the NCIB. All of these shares were purchased pursuant to private structured share repurchase transactions between RCI and arm’s length third-party sellers. Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and each is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

On June 30, 2011, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	June 30, 2011		December 31, 2010

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$5,050
Hedged with Derivatives	U.S.	$4,230	U.S.	$5,050
Hedged exchange rate		1.1340		1.1697
Percent hedged (1)		100.0%		100.0%

Amount of long-term debt(2) at fixed rates:
Total long-term debt	Cdn	$10,347	Cdn	$9,607
Total long-term debt at fixed rates	Cdn	$10,347	Cdn	$9,607
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		6.33%		6.68%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on June 30, 2011 and December 31, 2010, RCI accounted for 91.7% and 93.1%, respectively, of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on June 30, 2011 91.7% of U.S. dollar denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Rogers Communications Inc.	23	Second Quarter 2011

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at June 30, 2011, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at June 30, 2011, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $734 million, which is $13 million less than the unadjusted risk-free mark-to-market net liability value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$-	$(747)	$(747)

Mark-to-market value - credit-adjusted estimate (carrying value)	$-	$(734)	$(734)

Difference	$-	$13	$13

Long-term Debt Plus Net Derivative Liabilities

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	June 30, 2011	December 31, 2010

Long-term debt(1)	$9,630	$8,723
Net derivative liabilities at the risk-free analytical value(2)	$747	$917

Total	$10,377	$9,640

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS.

Rogers Communications Inc.	24	Second Quarter 2011

Outstanding Common Share Data

Set out below is our outstanding share data as at June 30, 2011 and at June 30, 2010. During the six months ended June 30, 2011, we purchased 9 million Class B Non-Voting shares for an aggregate purchase price of $285 million. For additional information, refer to Note 18 of our 2010 Annual Audited Consolidated Financial Statements and to Note 12 of our Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2011.

	June 30, 2011	June 30, 2010
Common shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	434,108,136	462,086,705
Total Common shares	546,570,150	574,548,719

Options to purchase Class B Non-Voting shares

Outstanding options	11,987,639	12,919,931
Outstanding options exercisable	6,771,602	7,413,276

(1)

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194

In February 2011, the Board adopted a dividend policy which increased the annual dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of 35.5 cents per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2010 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2010 Annual Audited Consolidated Financial Statements. Other than the issuance of the 2021 Notes and the 2041 Notes, the debt redemptions and terminations of Derivatives as described above under “Overview of Liquidity, Financing and Share Capital Activities”, there have been no significant changes to these material contractual obligations since December 31, 2010, except as follows:

•

In April 2011, the Company entered into an agreement to purchase network capital assets to be used in the building of the wireless network. The agreement has a four-year term, resulting in committed expenditures of $650 million.

Rogers Communications Inc.	25	Second Quarter 2011

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2010 Annual MD&A. Significant developments regarding those regulations since our 2010 MD&A was published on February 28, 2011 are as follows:

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2011, Industry Canada released its decisions regarding the renewal process for cellular and PCS licences that begin expiring in March 2011, thereby concluding the consultation process initiated in March 2009. Key decisions are:

•	At the end of the current licence term and where licencees are in compliance with all conditions of licence, new cellular and PCS licences will be issued with a term of 20 years; and,

•

The current annual fee of $0.0351 per MHz per population of the licenced area will continue to apply to all cellular and PCS licences, including those initially assigned by auction. The Industry Canada Minister may review and amend the fees during the licence term after further consultation with licencees.

A decision regarding existing research and development conditions of licence will be released separately. Until such time, the current conditions of licence remain in effect.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

In February 2011, in a 2-1 split decision, the Federal Court of Appeal ruled that the CRTC has the authority to implement its proposed “value for signal” regime described in Broadcasting Decision 2010-167. Rogers intends to seek leave to appeal to the Supreme Court of Canada. Rogers filed for leave to appeal to the Supreme Court of Canada in May as did TELUS and Cogeco.

CRTC Review of Wholesale Internet Service Pricing and Usage-based Billing

In March 2011, the CRTC announced the proceeding to review the pricing of wholesale Internet services whereby reselling ISPs would be subject to additional charges when their end-users exceeded specific bandwidth caps would be expanded to include an oral public hearing commencing in July 2011. Final comments are now due on July 29, 2011.

Wireless Roaming Policy

In June 2011, in Telecom Decision CRTC 2011-360, the CRTC dismissed Globalive’s October 2010 complaint that claimed Rogers was providing an undue preference to itself in providing our chatr brand with seamless handoff for roaming and requested that seamless handoff be provided to Globalive’s mobile operator WIND. This type of roaming was not mandated in the Industry Canada conditions of licence.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2010 Annual MD&A, which was current as of February 28, 2011, and should be reviewed in conjunction with this interim quarterly MD&A.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2010 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under IFRS or Canadian GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

Rogers Communications Inc.	26	Second Quarter 2011

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Cost of equipment sales;
•	Stock-based compensation expenses;
•	Integration, restructuring and acquisition expenses;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted net income;
•	Adjusted operating profit margin;
•	Free cash flow;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three and six months ended June 30, 2011, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $18 million, respectively, compared to $9 million and $18 million for the three and six months ended June 30, 2010, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

We have entered into certain transactions with our controlling shareholder and companies controlled by that controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three and six months ended June 30, 2011 and June 30, 2010 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2010 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2010 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. On January 1, 2011, with the adoption of IFRS, the critical accounting policies and estimates of Wireless, Cable and Media have been updated to conform with this adoption. Please refer to Note 2 of our First and Second Quarter 2011 Interim Unaudited Consolidated Financial Statements for our adoption of IFRS and a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements.

NEW ACCOUNTING STANDARDS

Recent Accounting Pronouncements

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting with the March 31, 2011 quarterly report, we have provided unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010. Please refer to Note 3 of our First and Second Quarter 2011 Interim Unaudited

Rogers Communications Inc.	27	Second Quarter 2011

Consolidated Financial Statements for a summary of the differences between our financial statements previously prepared under Canadian GAAP and to those under IFRS as at January 1, 2010, for the three and six months ended June 30, 2010, and as at and for the year ended December 31, 2010.

IFRS 7, Financial Instrument: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances the disclosure requirements for transfers of financial assets that result in derecognition. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRSs with a single source of fair value measurement guidance. The standard completes the IASB’s project to converge fair value measurement in IFRS and United States

Rogers Communications Inc.	28	Second Quarter 2011

Generally Accepted Accounting Principles. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment retains the ‘one or two statement’ approach to presenting the Statements of Income and Comprehensive Income at the option of the entity and only revises the way other comprehensive income is presented. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements

IAS 19, Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”). This amendment eliminated the use of the ‘corridor’ approach and instead mandates all remeasurement impacts be recognized in OCI. It also enhances the disclosure requirements, providing better information about characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of this new standard on its consolidated financial statements.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the second quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2010 Annual MD&A.

2011 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2011 annual guidance ranges which we provided on February 16, 2011. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	29	Second Quarter 2011

SUPPLEMENTARY INFORMATION

Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share and Free Cash Flow

(In millions of dollars, number of shares outstanding in millions)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Operating profit	$1,171	$1,177	$2,312	$2,293
Add (deduct):
Stock-based compensation expense	41	9	49	35
Settlement of pension obligations	11	-	11	-
Integration, restructuring and acquisition expenses	19	8	30	10
Other items, net	-	-	-	15
Adjusted operating profit	$1,242	$1,194	$2,402	$2,353

Net income	$410	$452	$745	$820
Add (deduct):
Stock-based compensation expense	41	9	49	35
Settlement of pension obligations	11	-	11	-
Integration, restructuring and acquisition expenses	19	8	30	10
Other items, net	-	-	-	15
Loss on repayment of long-term debt	-	-	99	-
Income tax impact of above items	(14)	(5)	(44)	(19)
Adjusted net income	$467	$464	$890	$861

Adjusted basic earnings per share:
Adjusted net income	$467	$464	$890	$861
Divided by: weighted average number of shares outstanding	547	581	550	586
Adjusted basic earnings per share	$0.85	$0.80	$1.62	$1.47

Adjusted diluted earnings per share:
Adjusted net income	$467	$464	$890	$861
Divided by: diluted weighted average number of shares outstanding	550	585	554	590
Adjusted diluted earnings per share	$0.85	$0.79	$1.61	$1.46

Basic earnings per share:
Net income	$410	$452	$745	$820
Divided by: weighted average number of shares outstanding	547	581	550	586
Basic earnings per share	$0.75	$0.78	$1.35	$1.40

Diluted earnings per share:
Net income	$410	$452	$745	$820
Divided by: diluted average number of shares outstanding	550	585	554	590
Diluted earnings per share	$0.75	$0.77	$1.34	$1.39

Calculation of Free Cash Flow

Adjusted operating profit	$1,242	$1,194	$2,402	$2,353
Add (deduct):
PP&E expenditures	(520)	(439)	(915)	(804)
Interest on long-term debt, net of capitalization	(160)	(170)	(322)	(338)
Cash income taxes	(3)	(5)	(6)	(12)
Free cash flow	$559	$580	$1,159	$1,199

Rogers Communications Inc.	30	Second Quarter 2011

SUPPLEMENTARY INFORMATION

Quarterly Consolidated Financial Summary(1)

	IFRS						Canadian GAAP
	2011		2010				2009
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenue
Wireless	$1,759	$1,721	$1,788	$1,816	$1,707	$1,662	$1,730	$1,762
Cable	950	953	954	946	943	942	956	928
Media	437	339	416	369	386	290	393	364
Corporate items and eliminations	(31)	(26)	(20)	(20)	(19)	(18)	(22)	(18)
Total	3,115	2,987	3,138	3,111	3,017	2,876	3,057	3,036
Adjusted operating profit (loss)(2)
Wireless	761	790	704	821	819	829	742	845
Cable	416	401	364	373	343	346	320	328
Media	91	(10)	24	40	62	5	52	36
Corporate items and eliminations	(26)	(21)	(28)	(16)	(30)	(21)	(13)	(28)
Adjusted operating profit(2)	1,242	1,160	1,064	1,218	1,194	1,159	1,101	1,181
Stock-based compensation (expense) recovery	(41)	(8)	26	(41)	(9)	(26)	(29)	(6)
Settlement of pension obligations	(11)	-	-	-	-	-	(30)	-
Integration, restructuring and acquisition expenses	(19)	(11)	(22)	(8)	(8)	(2)	(65)	(11)
Other items, net	-	-	5	(4)	-	(15)	-	-
Contract termination fees	-	-	-	-	-	-	(7)	(12)
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	79	-
Operating profit(2)	1,171	1,141	1,073	1,165	1,177	1,116	1,049	1,152
Depreciation and amortization	(444)	(418)	(429)	(399)	(405)	(406)	(424)	(416)
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	(11)	-	-	-	(18)	-
Operating income	727	723	633	766	772	710	607	736
Interest on long-term debt	(167)	(165)	(164)	(167)	(170)	(168)	(173)	(166)
Loss on repayment of long-term debt	-	(99)	-	(87)	-	-	(7)	-
Other income (expense), net	6	1	(24)	3	23	(13)	(29)	44
Income tax expense	(156)	(125)	(143)	(135)	(173)	(161)	(88)	(129)
Net income	$410	$335	$302	$380	$452	$368	$310	$485

Add (deduct):
Stock-based compensation expense (recovery)	41	8	(26)	41	9	26	29	6
Settlement of pension obligations	11	-	-	-	-	-	30	-
Integration, restructuring and acquisition expenses	19	11	22	8	8	2	65	11
Other items, net	-	-	(5)	4	-	15	-	-
Contract termination fees	-	-	-	-	-	-	7	12
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	(79)	-
Debt issuance costs		-	-	-	-	-	6	-
Loss on repayment of long-term debt	-	99	-	87	-	-	7	-
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	11	-	-	-	18	-
Income tax impact of above items	(14)	(30)	(1)	(41)	(5)	(14)	(23)	(9)
Income tax charge, cash-settled stock options	-	-	35	-	-	-	-	-
Adjusted net income(2)	$467	$423	$338	$479	$464	$397	$370	$505

Net income per share:
Basic	$0.75	$0.60	$0.54	$0.66	$0.78	$0.62	$0.51	$0.79
Diluted	$0.75	$0.60	$0.50	$0.66	$0.77	$0.62	$0.51	$0.79

As adjusted(2):
Net income per share:
Basic	$0.85	$0.76	$0.60	$0.83	$0.80	$0.67	$0.61	$0.82
Diluted	$0.85	$0.76	$0.60	$0.83	$0.79	$0.67	$0.61	$0.82

Additions to PP&E(2)	$520	$395	$591	$439	$439	$365	$571	$491

(1)

This quarterly summary provides the quarterly results under the current period’s presentation. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively. In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	31	Second Quarter 2011

SUPPLEMENTARY INFORMATION

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010. For further details in respect of the corporate reorganization, see the section entitled “Consolidated Liquidity and Financing” of our 2010 Annual MD&A.

	000	000	000	000	000	000	000	000	000	000
	Three months ended June 30 (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

Statement of Income Data:
Revenue	$25	$22	$2,699	$2,648	$453	$396	$(62)	$(49)	$3,115	$3,017
Operating income (loss)	(59)	(34)	731	780	73	50	(18)	(24)	727	772
Net income (loss)	410	452	717	846	246	53	(963)	(899)	410	452

	Six months ended June 30 (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

Statement of Income Data:
Revenue	$52	$45	$5,367	$5,251	$813	$688	$(130)	$(91)	$6,102	$5,893
Operating income (loss)	(92)	(76)	1,534	1,557	42	35	(34)	(34)	1,450	1,482
Net income (loss)	745	820	1,498	1,674	443	56	(1,941)	(1,730)	745	820

	As at period end (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries (2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Jun. 30 2011	Dec. 31 2010	Jun. 30 2011	Dec. 31 2010	Jun. 30 2011	Dec. 31 2010	Jun. 30 2011	Dec. 31 2010	Jun. 30 2011	Dec. 31 2010

Balance Sheet Data (at period end):
Current assets	$604	$650	$3,313	$2,828	$1,494	$1,671	$(3,372)	$(3,286)	$2,039	$1,863
Non-current assets	21,401	19,374	9,479	9,020	5,769	5,324	(20,765)	(18,548)	15,884	15,170
Current liabilities	4,138	3,139	1,484	2,045	625	969	(3,312)	(3,182)	2,935	2,971
Non-current liabilities	10,562	9,718	182	218	188	190	161	176	11,093	10,302

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

(3)	Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010.
(4)	Information prior to January 1, 2011 has been restated to reflect the adoption of IFRS and has been reclassified for a change in business strategy as described in this MD&A.

Rogers Communications Inc.	32	Second Quarter 2011

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to IFRS accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2010 Annual MD&A. Our annual and quarterly reports can be found online at rogers.com, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports

Rogers Communications Inc.	33	Second Quarter 2011

entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, July 26, 2011. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website rogers.com/investors for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	34	Second Quarter 2011

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three months and six months ended June 30, 2011 and 2010

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	00000000	00000000	00000000	00000000	00000000
	Three months ended June 30,			Six months ended June 30,
	2011	2010		2011	2010

Operating revenue	$3,115	$3,017		$6,102	$5,893

Operating expenses:
Operating costs (note 5)	1,925	1,832		3,760	3,590
Integration, restructuring and acquisition costs (note 8)	19	8		30	10
Depreciation and amortization	444	405		862	811

Operating income	727	772		1,450	1,482

Finance costs (note 6)	(166)	(154)		(434)	(337)
Other income, net	5	4		7	2
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	–	3		3	7

Income before income taxes	566	625		1,026	1,154

Income tax expense:
Current	134	105		279	219
Deferred	22	68		2	115
	156	173		281	334
Net income for the period	$410	$452		$745	$820

Earnings per share (note 9):
Basic	$0.75	$0.78		$1.35	$1.40
Diluted	0.75	0.77		1.34	1.39

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	1	Second Quarter 2011

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net income for the period	$410	$452	$745	$820

Other comprehensive income (loss):
Defined benefit pension plans:
Actuarial loss	(10)	–	(10)	–
Related income tax recovery	2	–	2	–
	(8)	–	(8)	–

Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	14	(86)	79	1
Related income tax recovery (expense)	(2)	11	(10)	–
	12	(75)	69	1

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(49)	343	(180)	204
Reclassification to net income due to settlement of swaps	–	–	22	–
Reclassification to net income of foreign exchange gain (loss) on long-term debt	20	(254)	131	(71)
Reclassification to net income of accrued interest	17	28	38	51
Related income tax recovery (expense)	3	(32)	2	(39)
	(9)	85	13	145

Other comprehensive income (loss) for the period	(5)	10	74	146
Comprehensive income for the period	$405	$462	$819	$966

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2011

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	June 30, 2011	December 31, 2010

Assets

Current assets:
Accounts receivable	$1,564	$1,498
Other current assets	475	364
Current portion of derivative instruments (note 14)	–	1
	2,039	1,863

Property, plant and equipment	8,710	8,437
Goodwill	3,282	3,108
Intangible assets	2,708	2,514
Investments	961	878
Derivative instruments (note 14)	–	6
Other long-term assets	178	175
Deferred tax assets	45	52
	$17,923	$17,033

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$69	$45
Accounts payable and accrued liabilities	1,808	2,133
Income tax payable	653	376
Current portion of provisions	22	21
Current portion of derivative instruments (note 14)	47	67
Unearned revenue	336	329
	2,935	2,971

Provisions	68	62
Long-term debt (note 10)	9,558	8,654
Derivative instruments (note 14)	687	840
Other long-term liabilities	207	229
Deferred tax liabilities	573	517
	14,028	13,273

Shareholders’ equity (note 12)	3,895	3,760
	$17,923	$17,033

Subsequent event (note 12(a))

Commitments (note 16)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2011

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Six months ended June 30, 2011

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2010	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the period	–	–	–	–	–	745	–	–	745
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(8)	–	–	(8)
Available-for-sale investments, net of tax	–	–	–	–	–	–	69	–	69
Derivative instruments, net of tax	–	–	–	–	–	–	–	13	13
Total other comprehensive income	–	–	–	–	–	(8)	69	13	74

Comprehensive income for the period	–	–	–	–	–	737	69	13	819
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(9)	(9,000)	(246)	(30)	–	–	(285)
Dividends declared	–	–	–	–	–	(389)	–	–	(389)
Shares issued on exercise of stock options	–	–	1	36	–	–	–	–	1
Acquisition of non-controlling interests	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(8)	(8,964)	(246)	(430)	–	–	(684)
Balances, June 30, 2011	$72	112,462	$418	434,108	$867	$2,230	$350	$(42)	$3,895

Six months ended June 30, 2010

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, January 1, 2010	$72	112,462	$456	479,948	$2,304	$1,302	$192	$(170)	$4,156

Net income for the period	–	–	–	–	–	820	–	–	820
Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	1	–	1
Derivative instruments, net of tax	–	–	–	–	–	–	–	145	145
Total other comprehensive income	–	–	–	–	–	–	1	145	146

Comprehensive income for the period	–	–	–	–	–	820	1	145	966
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(17)	(17,995)	(580)	(33)	–	–	(630)
Dividends declared	–	–	–	–	–	(374)	–	–	(374)
Shares issued on exercise of stock options	–	–	5	133	–	–	–	–	5
Total transactions with shareholders	–	–	(12)	(17,862)	(580)	(407)	–	–	(999)
Balances, June 30, 2010	$72	112,462	$444	462,086	$1,724	$1,715	$193	$(25)	$4,123

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2011

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Cash provided by (used in):

Operating activities:
Net income	$410	$452	$745	$820
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	444	405	862	811
Program rights and Video rental amortization	49	56	100	105
Finance costs	166	154	434	337
Current income tax expense	134	105	279	219
Deferred taxes	22	68	2	115
Pension contributions, net of expense	(30)	(8)	(32)	(20)
Settlement of pension obligations	11	–	11	–
Stock-based compensation expense	41	9	49	35
Amortization of fair value decrement (increment) on long-term debt	1	(1)	1	(3)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	–	(3)	(3)	(7)
Other	5	–	9	4
	1,253	1,237	2,457	2,416
Change in non-cash operating working capital items	(184)	(86)	(424)	(269)
	1,069	1,151	2,033	2,147
Income taxes paid	(3)	(5)	(6)	(12)
Interest paid	(87)	(193)	(309)	(339)
	979	953	1,718	1,796

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(520)	(439)	(915)	(804)
Change in non-cash working capital items related to PP&E	(31)	19	(159)	(70)
Acquisitions, net of cash and cash equivalents acquired	(28)	(2)	(532)	(132)
Additions to program rights	(59)	(39)	(90)	(85)
Other	(16)	16	(19)	24
	(654)	(445)	(1,715)	(1,067)

Rogers Communications Inc.	5	Second Quarter 2011

Rogers Communications Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Financing activities:
Issuance of long-term debt	395	50	3,410	50
Repayment of long-term debt	(545)	(51)	(2,362)	(51)
Premium on repayment of long-term debt	–	–	(76)	–
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	(1,208)	–
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	878	–
Financing costs incurred	–	–	(10)	–
Repurchase of Class B Non-Voting shares	–	(328)	(285)	(630)
Proceeds received on exercise of stock options	–	1	–	2
Dividends paid	(195)	(188)	(374)	(363)
	(345)	(516)	(27)	(992)

Decrease in cash and cash equivalents (bank advances)	(20)	(8)	(24)	(263)
Cash and cash equivalents (bank advances), beginning of period	(49)	123	(45)	378
Cash and cash equivalents (bank advances), end of period	$(69)	$115	$(69)	$115

The change in non-cash operating working capital items is as follows:
(Increase)/Decrease in accounts receivable	$(124)	$(100)	$(22)	$41
(Increase)/Decrease in other assets	(26)	(12)	(135)	(130)
Increase/(Decrease) in accounts payable and accrued liabilities	(7)	35	(266)	(190)
Increase/(Decrease) in income tax payable	–	–	3	–
Increase/(Decrease) in unearned revenue	(27)	(9)	(4)	10
	$(184)	$(86)	$(424)	$(269)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2011

Rogers Communications Inc.

Notes to Unaudited Interim Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. The Company’s Cable segment (“Cable”) consists of Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Video (“Video”). Through Cable Operations, the Company provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and Internet access to medium and large Canadian businesses and governments; and Video offers digital video disc (“DVD”) and video game sales and rentals. The Company is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company’s registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange (“TSX”) and its Class B Non-Voting shares are also traded on the New York Stock Exchange.

The interim consolidated financial statements of RCI for the three months and six months ended June 30, 2011 were approved by the Audit Committee on July 25, 2011.

2.	Significant accounting policies:

(a) Statement of compliance:

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011. These accounting policies are disclosed in Note 2 of the Company’s 2011 first quarter interim consolidated financial statements.

The Company has elected January 1, 2010 as the date of transition to IFRS (the “Transition Date”). IFRS 1, First-time Adoption of IFRS (“IFRS 1”), has been applied. An explanation of how the transition to IFRS has affected the consolidated financial statements is included in note 3. As these interim consolidated financial statements are prepared using IFRS, certain disclosures that are required to be included in the annual consolidated financial statements prepared in accordance with IFRS were included in notes 16 to 19 in the Company’s 2011 first quarter interim consolidated financial statements.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of July 25, 2011, the date the Audit Committee approved the interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These interim consolidated financial statements should be read in conjunction with the Company’s 2010 annual consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and with the IFRS accounting policies, transition disclosures, and selected annual disclosures disclosed in notes 2, 3, and 16 to 19 of the Company’s 2011 first quarter interim consolidated financial statements.

Rogers Communications Inc.	7	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(b) Basis of presentation:

The unaudited consolidated financial statements include the accounts of the Company. Intercompany transactions and balances are eliminated on consolidation.

The unaudited consolidated financial statements have been prepared mainly under the historical cost convention. Other measurement bases used are described in the applicable notes. The Company’s financial year corresponds to the calendar year. The unaudited consolidated financial statements are prepared in millions of Canadian dollars.

Presentation of the unaudited interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The unaudited interim consolidated statements of income are presented using the nature classification for expenses.

Concurrent with the impact of the transition to IFRS described in note 3, the Company underwent a change in strategy which impacted the Company’s management reporting resulting in changes to the Company’s reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively. In addition, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS beginning January 1, 2011.

Comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

3.	Transition to IFRS:

The accounting policies set out in note 2 have been applied in preparing the financial statements for the three months and six months ended June 30, 2011, the comparative information presented in these unaudited interim consolidated financial statements for the three months and six months ended June 30, 2010 and in preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition to IFRS) and statements of financial position at June 30, 2010 and December 31, 2010. In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP.

Rogers Communications Inc.	8	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of financial position and shareholders’ equity at June 30, 2010:

	000	000	000	000	000	000
June 30, 2010	Canadian GAAP	Reclassification for IFRS Presentation	Note	Adjustments to shareholders’ equity	Note	IFRS balance

Assets

Current assets:
Cash and cash equivalents	$122	$(7)	(f)	$–		$115
Accounts receivable	1,252	12	(f)	–		1,264
Other current assets	428	(1)	(f)	–		427
Current portion of derivative instruments	5	–		–		5
Current portion of deferred tax assets	141	(141)	(m)	–		–
	1,948	(137)		–		1,811

Property, plant and equipment	8,239	(45)	(f)	(12)	(e)	8,182
Goodwill	3,085	(7)	(f)	–		3,078
Intangible assets	2,673	(133)	(f)	–		2,540
Investments	555	150	(f)	1	(i)	706
Derivative instruments	225	–		–		225
Other long-term assets	286	(9)	(f),(g)	(137)	(b)	140
Deferred tax assets	–	68	(m)	–		68
	$17,011	$(113)		$(148)		$16,750

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,947	$(140)	(d),(f),(h)	$14	(c)	$1,821
Income tax payable	415	–		–		415
Current portion of provisions	–	9	(h)	10	(h)	19
Current portion of long-term debt	522	–		–		522
Current portion of derivative instruments	321	–		–		321
Unearned revenue	290	57	(d)	(2)	(d)	345
	3,495	(74)		22		3,443

Provisions	–	42	(h)	19	(h)	61
Long-term debt	8,014	(8)	(g)	(53)	(g)	7,953
Derivative instruments	646	–		–		646
Other long-term liabilities	123	–		23	(b),(c),(f)	146
Deferred tax liabilities	487	(73)	(m)	(36)	(m)	378
	12,765	(113)		(25)		12,627

Shareholders’ equity	4,246	–		(123)	(n)	4,123
	$17,011	$(113)		$(148)		$16,750

Rogers Communications Inc.	9	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of comprehensive income for the three months ended June 30, 2010:

June 30, 2010	Canadian GAAP	Reclassification for IFRS presentation	Note	Adjustment	Note	IFRS

Operating revenue	$3,029	$(10)	(f)	$(2)	(d)	$3,017

Operating expenses:
Operating costs	1,839	(5)	(f)	(2)	(b),(c)	1,832
Integration, restructuring and acquisition costs	8	–		–		8
Depreciation and amortization	406	(3)	(f)	2	(e),(f)	405

Operating income	776	(2)		(2)		772

Finance costs	(157)	–		3	(g),(j)	(154)
Other income (expense), net	5	(1)	(k)	–		4
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	–	3	(f),(k)	–		3

Income before income taxes	624	–		1		625

Income tax expense:
Current	105	–		–		105
Deferred	68	–		–		68
	173	–		–		173

Net income for the period	451	–		1		452

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Decrease in fair value	(86)	–		–		(86)
Related income tax recovery	11	–		–		11
	(75)	–		–		(75)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	348	–		(5)	(j)	343
Reclassification to net income of foreign exchange loss on long-term debt	(254)	–		–		(254)
Reclassification to net income of accrued interest	28	–		–		28
Related income tax expense	(33)	–		1	(m)	(32)
	89	–		(4)		85

Other comprehensive income for the period	14	–		(4)		10
Comprehensive income for the period	$465	$–		$(3)		$462

Rogers Communications Inc.	10	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of comprehensive income for the six months ended June 30, 2010:

June 30, 2010	Canadian GAAP	Reclassification for IFRS presentation	Note	Adjustment	Note	IFRS

Operating revenue	$5,916	$(21)	(f)	$(2)	(d)	$5,893

Operating expenses:
Operating costs	3,602	(10)	(f)	(2)	(b),(c)	3,590
Integration, restructuring and acquisition costs	10	–		–		10
Depreciation and amortization	814	(6)	(f)	3	(e),(f)	811

Operating income	1,490	(5)		(3)		1,482

Finance costs	(326)	–		(11)	(g),(j)	(337)
Other income (expense), net	4	(2)	(k)	–		2
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	–	7	(f),(k)	–		7

Income before income taxes	1,168	–		(14)		1,154

Income tax expense:
Current	219	–		–		219
Deferred	118	–		(3)	(m)	115
	337	–		(3)		334

Net income for the period	831	–		(11)		820

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase in fair value	1	–		–		1
Related income tax expense	–	–		–		–
	1	–		–		1

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	198	–		6	(j)	204
Reclassification to net income of foreign exchange loss on long-term debt	(71)	–		–		(71)
Reclassification to net income of accrued interest	51	–		–		51
Related income tax expense	(38)	–		(1)	(m)	(39)
	140	–		5		145

Other comprehensive income for the period	141	–		5		146
Comprehensive income for the period	$972	$–		$(6)		$966

Rogers Communications Inc.	11	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

In addition to the changes required to adjust for the accounting policy differences described in the following notes, interest paid and income taxes paid have been moved into the body of the unaudited interim consolidated statements of cash flows as part of operating activities, whereas they were previously disclosed as supplementary information. There are no other material differences related to presentation of the unaudited interim consolidated statements of cash flows.

(a) Principal exemptions elected on transition to IFRS:

IFRS 1 sets out the requirements that the Company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Company established its IFRS accounting policies for the year ended December 31, 2011, and are applied retrospectively to the opening consolidated statement of financial position at the date of transition of January 1, 2010, except for specific exemptions available to the Company outlined as follows:

(i)	Business combinations:

The Company has elected to apply IFRS 3, Business Combinations (“IFRS 3”), retrospectively to all business combinations that took place on or after the date of transition, January 1, 2010. Under previous Canadian GAAP, the Company had elected to early adopt The Canadian Institute of Chartered Accountants’ Handbook Section 1582, Business Combinations, effective January 1, 2010, the requirements of which were converged with IFRS. As a condition under IFRS 1 of applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 was tested for impairment even though no impairment indicators were identified. No impairment existed at the date of transition.

(ii)	Leases:

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee (“IFRIC”) 4, Determining whether an Arrangement contains a Lease, thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010.

(iii)	Changes in existing decommissioning, restoration and similar liabilities included in the cost of PP&E:

The Company has elected to apply the exemption to full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. This election allows the Company to measure the impact of any changes to its decommissioning and restoration liabilities using estimates applicable at the date of transition to IFRS, and no adjustment was required to the opening consolidated statements of financial position as a result of applying this election and IFRIC 1.

(iv)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs (“IAS 23”), prospectively from the date of transition.

(v)	Transfers of assets from customers:

The Company has elected to apply the transitional provisions of IFRIC 18, Transfers of Assets from Customers, prospectively from the date of transition.

(b) Employee benefits:

(i)

Upon adoption of IFRS, actuarial gains and losses are recognized immediately in other comprehensive income, as permitted by IAS 19, Employee Benefits (“IAS 19”). Under previous Canadian GAAP, the Company used the corridor method to amortize actuarial gains or losses over the average remaining service life of the employees. At the date of transition, all previously unrecognized cumulative actuarial gains and losses, including the unamortized transitional obligation,

Rogers Communications Inc.	12	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

were recognized in retained earnings, resulting in a reduction of retained earnings of $149 million. Actuarial losses of $76 million were recognized in other comprehensive income for the year ended December 31, 2010.

(ii)

In compliance with IAS 19, past service costs are recognized immediately if vested, or on a straight-line basis over the average remaining vesting period if unvested. Under Canadian GAAP, past service costs were recognized over the expected average remaining service period of active employees expected to receive benefits under the plan. At the date of transition all previously unrecognized past service costs amounting to $9 million were fully vested and as such were recognized in retained earnings.

(iii)

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the annual statement of financial position date. Accordingly, the defined benefit obligation and plan assets have been measured at January 1, 2010 and December 31, 2010, resulting in an $8 million reduction to retained earnings at the transition date.

(iv)

In addition, IAS 19 and IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction, limit the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs. This restriction has resulted in a limit on the asset that can be recorded for one of the Company’s defined benefit plans, which results in a further reduction of $8 million that has been recognized in retained earnings at the transition date. For the year ended December 31, 2010, $4 million was recognized in other comprehensive income.

The impact arising from the changes is summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Operating costs	$ (1)	$ (3)
Adjustment before income taxes	$ (1)	$ (3)

		June 30, 2010

Consolidated statements of financial position:
Other long-term assets		$ (137)
Other long-term liabilities		(34)

Adjustment to retained earnings, before income taxes		(171)
Related income tax effect		44
Adjustment to retained earnings		$ (127)

(c) Stock-based compensation:

The Company has granted stock-based compensation to employees. The Company applied IFRS 2 to its unsettled stock-based compensation arrangements at January 1, 2010 which requires that stock-based compensation be measured based on the fair values of the awards. Under previous Canadian GAAP, the Company accounted for these arrangements at intrinsic value.

The impact arising from the change is summarized as follows:

Rogers Communications Inc.	13	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Operating costs	$ (1)	$ 1
Adjustment before income taxes	$ (1)	$ 1

		June 30, 2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities		$ (14)
Other long-term liabilities		(2)

Adjustment to retained earnings before income taxes		(16)
Related income tax effect		4
Adjustment to retained earnings		$ (12)

(d) Customer loyalty programs:

The Company applied IFRIC 13, Customer Loyalty Programs (“IFRIC 13”), retrospectively. IFRIC 13 requires that the fair value of the awards given to a customer be identified as a separate component of the initial sales transaction and the revenue be deferred until the awards are redeemed. Under previous Canadian GAAP, the Company took a liability-based approach in accounting for customer loyalty programs.

Consistent with the requirements of IFRS, the liability balance has been reclassified from accounts payable and accrued liabilities to unearned revenue upon transition. The impact arising from the change is summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Operating revenue	$ (2)	$ (2)
Adjustment before income taxes	$ (2)	$ (2)

		June 30, 2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities		$ 57
Unearned revenue		(55)

Adjustment to retained earnings before income taxes		2
Related tax effect		(1)
Adjustment to retained earnings		$ 1

Rogers Communications Inc.	14	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(e) Property, plant and equipment:

The Company has applied IAS 16, Property, Plant and Equipment, which requires that the Company identify the significant components of its PP&E and depreciate these parts separately over their respective useful lives which results in a more detailed approach than was used under previous Canadian GAAP. The Company has also applied IAS 23 which requires the capitalization of interest and other borrowing costs as part of the cost of certain qualifying assets which take a substantial period of time to get ready for its intended use. Under previous Canadian GAAP, the Company elected not to capitalize borrowing costs. The impact arising from these changes is summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Depreciation and amortization	$ 1	$ 1
Adjustment before income taxes	$ 1	$ 1

June 30, 2010

Consolidated statements of financial position:
Property, plant and equipment		$ (12)
Related income tax effect		3
Adjustment to retained earnings		$ (9)

As noted above, the Company has elected to apply IAS 23 prospectively from the date of transition, January 1, 2010; consequently, there was no impact to the unaudited interim consolidated statements of financial position at that date.

(f) Joint ventures:

(i)

The Company applied IAS 31, Interests in Joint Ventures (“IAS 31”), at January 1, 2010. The Company has elected to use the equity method to recognize interests in joint ventures as described in note 2(c) to the Company’s 2011 first quarter interim consolidated financial statements. Previous Canadian GAAP required that the Company proportionately consolidate its interests in joint ventures. This change had no impact on the Company’s net assets and consequently is presented as a reclassification difference.

(ii)

IFRS requires that the Company immediately recognize any gains that arise on non-monetary contributions to a joint venture to the extent of the other venturers’ interest in the joint venture when certain conditions are met. Under previous Canadian GAAP these gains were deferred and amortized into income over the life of the assets contributed. The impact of this difference was to recognize $15 million of unamortized gains in opening retained earnings. Depreciation and amortization increased by $1 million and $2 million for the three months and six months ended June 30, 2010 as a result of eliminating the amortization of the gain under previous Canadian GAAP.

Rogers Communications Inc.	15	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The impacts of applying IAS 31 are summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Operating revenue	$ 10	$ 21
Operating costs	(5)	(10)
Depreciation and amortization - change from proportionate consolidation	(3)	(6)
Depreciation and amortization - remove amortization of deferred gain	1	2
Share of the loss of associates and joint ventures accounted for using the equity method	(2)	(5)
Adjustment before income taxes	$ 1	$ 2

		June 30, 2010

Consolidated statements of financial position:
Cash and cash equivalents		$ (7)
Accounts receivable		12
Other current assets		(1)
Property, plant and equipment		(45)
Goodwill		(7)
Intangible assets		(133)
Investments		150
Other long-term assets		(1)
Accounts payable and accrued liabilities		32
Other long-term liabilities - remove deferred gain		13

Adjustment to retained earnings before income taxes		13
Related income tax effect		(10)
Adjustment to retained earnings		$ 3

(g) Financial instruments - transaction costs:

The Company has applied IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), at January 1, 2010, which requires directly attributable costs to be added to certain acquired financial assets and liabilities and amortized to the statement of income over the life of the asset or liability. Under previous Canadian GAAP these costs were expensed as incurred. Unamortized transaction costs of $58 million related to the Company’s long-term debt were adjusted upon transition and unamortized discounts on long-term debt have been reclassified from other long-term assets to conform with IFRS presentation requirements. The impact of the change is summarized as follows:

Rogers Communications Inc.	16	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Finance costs - amortization	$2	$5
Adjustment before income taxes	$2	$5

June 30, 2010

Consolidated statements of financial position:
Other long-term assets - reclassify unamortized discounts	$(8)
Long-term debt - reclassify unamortized discounts	8
Long-term debt - unamortized transaction costs	53
Adjustment to retained earnings before income taxes	53
Related income tax effect	(14)
Adjustment to retained earnings	$39

(h) Provisions:

IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires separate disclosure of provisions on the face of the statement of financial position and also requires recognition of a provision for onerous contracts; that is any contract where the costs to fulfill the contract exceed the benefits to be received under the contract, neither of which were required under previous Canadian GAAP. Therefore, upon transition, all provisions were reclassified from accounts payable and accrued liabilities and the Company recognized an onerous contract provision of $29 million. There was no impact of this change in the three and six months ended June 30, 2010 in the consolidated statements of comprehensive income. The impact of the changes in the consolidated statement of financial position is summarized as follows:

June 30, 2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities	$51
Current portion of provisions - reclassification	(9)
Current portion of provisions - onerous contract	(10)
Provisions - reclassification	(42)
Provisions - onerous contract	(19)
Adjustment to retained earnings before income taxes	(29)
Related income tax effect	10
Adjustment to retained earnings	$(19)

(i) Financial instruments - investments:

IAS 39 requires that the Company measure at fair value its investments in equity instruments that do not have a quoted market price in an active market classified as available-for-sale. Under previous Canadian GAAP, these investments were classified as available-for-sale and measured at cost, as cost closely approximated fair value. There was no impact of the change in the three and six months ended June 30, 2010 in the statements of comprehensive income. The impact of this change is summarized as follows:

Rogers Communications Inc.	17	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2010

Consolidated statements of financial position:
Investments	$1
Available-for-sale equity reserve	(1)
Adjustment to retained earnings	$–

(j) Financial instruments - hedge accounting:

IAS 39 requires that the Company include credit risk when measuring the ineffective portion of its cross-currency interest rate exchange agreements. Under previous Canadian GAAP, the Company elected not to include credit risk in the determination of the ineffective portion of its cross-currency interest rate exchange agreements. The impact of this change is summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Finance costs - change in fair value of derivative instruments	$(5)	$6
Change in fair value of derivative instruments	5	(6)
Adjustment before income taxes	$–	$–

		June 30, 2010

Consolidated statements of financial position:
Equity reserves - hedging		$1
Adjustment to retained earnings before income taxes		1
Related tax effect		(2)
Adjustment to retained earnings		$(1)

(k) Share of the income or loss of associates:

IAS 1, Presentation of Financial Statements (“IAS 1”), requires that the share of the income or loss of associates accounted for using the equity method are presented as a separate line item on the face of the statement of income, where previously this was included in other income. The impacts of applying IAS 1 are summarized as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010

Consolidated statements of comprehensive income:
Other income, net of income taxes	$1	$2
Share of the income (loss) of associates and joint venture accounted for using the equity method, net of income taxes	(1)	(2)
Adjustment before income taxes	$–	$–

Rogers Communications Inc.	18	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(l) Impairment of non-financial assets:

IAS 36, Impairment of Assets, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows) and assets are tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash flows. Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values, and assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. There was no impact to the consolidated statements of comprehensive income for the three and six months ended June 30, 2010.

(m) Income taxes:

The above changes decreased the net deferred tax liability as follows:

	Note		June 30, 2010

Employee benefits	(b	)	$44
Stock-based compensation	(c	)	4
Customer loyalty programs	(d	)	(1)
Property, plant and equipment	(e	)	3
Joint ventures	(f	)	(10)
Financial instruments - transaction costs	(g	)	(14)
Provisions	(h	)	10
Decrease in net deferred tax liability			$36

The effect on the unaudited interim consolidated statements of comprehensive income for the three and six months ended June 30, 2010 was to decrease the previously reported tax charge for the period by $1 million and $2 million, respectively.

Under IFRS, all deferred tax balances are classified as non-current, regardless of the classification of the underlying assets or liabilities, or the expected reversal date of the temporary difference. The effect of this change, including the impact of netting deferred tax assets and liabilities, is to reclassify the current deferred tax asset of $220 million at January 1, 2010 and $141 million at June 30, 2010 to non-current and reclassify $87 million at January 1, 2010 and $68 million at June 30, 2010 from deferred tax liability to deferred tax asset.

IFRS requires that subsequent changes to the tax effect of items recorded in OCI in previous periods be also recorded in OCI, where previously this was recorded in the statement of income. The impact of this difference on transition is to reduce equity reserves by $16 million and increase opening retained earnings by $16 million.

Rogers Communications Inc.	19	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(n) The above changes decreased (increased) shareholders’ equity (each net of related tax) as follows:

	Note		June 30, 2010

Adjustment to retained earnings			109
Equity reserves - available-for-sale investments	(i	)	(1)
Equity reserves - hedging	(j	)	(1)
Income tax impact transferred to retained earnings			16
Adjustment to shareholders’ equity			$123

4.	Segmented information:

Operating segments:

Management reviews the operations of the Company by business segments. Effective January 1, 2011, the results of the business segments are reclassified to reflect the change in strategy as described in note 2(b). These business segments are the primary operating segments and are described as follows:

(a)	Wireless - This segment provides retail and business voice and data wireless communications services.

(b)

Cable - This segment provides cable television, cable telephony and high speed Internet access and facilities based telecommunications services. The Cable business consists of the following three sub segments:

(i)	Cable Operations segment which provides cable services, high speed Internet service and Rogers Home Phone;

(ii)

RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers; and

(iii)	Video segment operates a DVD and video game sale and rental business.

(c)	Media - This segment operates the Company’s radio and television broadcasting operations, consumer and trade publishing operations, televised home shopping service and Rogers Sports Entertainment.

The accounting policies of the segments are the same as those described in the significant accounting policies note 2 to the Company’s first quarter 2011 interim consolidated financial statements. The Company discloses segment operating results based on income before integration, restructuring and acquisition costs, stock-based compensation expense (recovery), loss on settlement of pension obligations, other items, depreciation and amortization, finance costs, other income (expense), share of income or (loss) of associates and joint ventures accounted for by equity method, and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the unaudited interim consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Rogers Communications Inc.	20	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Information by reportable segments is as follows:

	Three months ended June 30, 2011					Three months ended June 30, 2010
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,759	$950	$437	$(31)	$3,115	$1,707	$943	$386	$(19)	$3,017

Operating costs*	998	534	346	(5)	1,873	888	600	324	11	1,823
	761	416	91	(26)	1,242	819	343	62	(30)	1,194
Integration, restructuring and acquisition costs	8	10	1	–	19	–	7	1	–	8
Stock-based compensation expense*	7	5	5	24	41	2	3	2	2	9
Settlement of pension obligations*	2	5	3	1	11	–	–	–	–	–
	744	396	82	(51)	1,171	817	333	59	(32)	1,177

Depreciation and amortization	163	212	14	55	444	161	201	13	30	405

Operating income (loss)	$581	$184	$68	$(106)	727	$656	$132	$46	$(62)	772

Finance costs					(166)					(154)
Other income, net					5					4
Share of income of associates and joint ventures accounted for using equity method, net of income tax					–					3
Income before income taxes					$566					$625

Additions to PP&E	$298	$195	$12	$15	$520	$206	$170	$9	$54	$439

*Included with operating costs in unaudited interim consolidated statements of income.

Rogers Communications Inc.	21	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	Six months ended June 30, 2011					Six months ended June 30, 2010
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$3,480	$1,903	$776	$(57)	$6,102	$3,369	$1,885	$676	$(37)	$5,893

Operating costs*	1,929	1,086	695	(10)	3,700	1,721	1,196	609	14	3,540
	1,551	817	81	(47)	2,402	1,648	689	67	(51)	2,353
Integration, restructuring and acquisition costs	8	18	4	–	30	1	8	1	–	10
Stock-based compensation expense*	8	6	7	28	49	7	6	6	16	35
Settlement of pension obligations *	2	5	3	1	11	–	–	–	–	–
Other items, net*	–	–	–	–	–	10	5	–	–	15
	1,533	788	67	(76)	2,312	1,630	670	60	(67)	2,293

Depreciation and amortization	326	415	33	88	862	326	399	27	59	811

Operating income (loss)	$1,207	$373	$34	$(164)	1,450	$1,304	$271	$33	$(126)	1,482

Finance costs					(434)					(337)
Other income, net					7					2
Share of income of associates and joint ventures accounted for using equity method, net of income tax					3					7
Income before income taxes					$1,026					$1,154

Additions to PP&E	$516	$356	$20	$23	$915	$405	$295	$13	$91	$804

*Included with operating costs in unaudited interim consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

Rogers Communications Inc.	22	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

In addition, Cable consists of the following reportable segments:

	Three months ended June 30, 2011				Three months ended June 30, 2010
	Cable Operations	Rogers Business Solutions	Video	Total Cable	Cable Operations	Rogers Business Solutions	Video	Total Cable
Operating revenue	$832	$100	$18	$950	$791	$115	$37	$943

Operating costs*	435	79	20	534	451	106	43	600
	397	21	(2)	416	340	9	(6)	343
Integration, restructuring and acquisition costs	3	5	2	10	1	2	4	7
Stock-based compensation expense*	5	–	–	5	3	–	–	3
Settlement of pension obligations*	4	1	–	5	–	–	–	–
	$385	$15	$(4)	396	$336	$7	$(10)	333

Depreciation and amortization				212				201
Operating income				$184				$132

Additions to PP&E	$177	$18	$–	$195	$159	$8	$3	$170

*Included with operating costs in consolidated statements of income.
	Six months ended June 30, 2011				Six months ended June 30, 2010
	Cable Operations	Rogers Business Solutions	Video	Total Cable	Cable Operations	Rogers Business Solutions	Video	Total Cable
Operating revenue	$1,645	$216	$42	$1,903	$1,581	$226	$78	$1,885

Operating costs*	866	169	51	1,086	901	209	86	1,196
	779	47	(9)	817	680	17	(8)	689
Integration, restructuring and acquisition costs	3	6	9	18	1	3	4	8
Stock-based compensation expense*	6	–	–	6	6	–	–	6
Settlement of pension obligations*	4	1	–	5	–	–	–	–
Other items, net*	–	–	–	–	7	–	(2)	5
	$766	$40	$(18)	788	$666	$14	$(10)	670

Depreciation and amortization				415				399
Operating income				$373				$271
Additions to PP&E	$327	$29	$–	$356	$277	$14	$4	$295

*Included with operating costs in consolidated statements of income.

Rogers Communications Inc.	23	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

5.	Operating costs:

	00000	00000	00000	00000
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Cost of equipment sales	$345	$250	$653	$501
Merchandise for resale	47	60	98	119
Other external purchases	1,030	1,062	2,096	2,092
Employee salaries and benefits	492	460	902	878
Settlement of pension obligations (note 11)	11	–	11	–
	$1,925	$1,832	$3,760	$3,590

6. Finance costs:
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Interest on long-term debt	$167	$170	$332	$338
Loss on repayment of long-term debt (note 10)	–	–	99	–
Foreign exchange loss (gain)	(2)	19	(11)	7
Change in fair value of derivative instruments	6	(37)	20	(13)
Capitalized interest	(7)	–	(10)	–
Amortization of deferred transaction costs	2	2	4	5
	$166	$154	$434	$337

7.	Business combinations and divestitures:

(a) Atria Networks LP:

On January 4, 2011, the Company closed an agreement to purchase a 100% interest in Atria Networks LP (“Atria”) for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services. The acquisition will augment RBS’s small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 4, 2011 and has contributed incremental revenue of $37 million and an operating loss of $8 million for the six months ended June 30, 2011. The acquisition transaction costs were approximately $3 million and have been charged to integration, restructuring and acquisition costs, of which $2 million was recognized in fiscal 2010 and $1 million was recognized in the six months ended June 30, 2011.

Rogers Communications Inc.	24	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$426

Current assets	$10
PP&E	132
Customer relationships	200
Spectrum licence	4
Current liabilities	(17)
Deferred tax liabilities	(52)
Fair value of net identifiable assets acquired and liabilities assumed	277
Goodwill	$149

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the RBS reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 5 years.

Included in current assets is the fair value of trade receivables of $6 million. The gross contractual amount of trade receivables due is $6 million, which is expected to be collected.

(b) BOUNCE FM:

On January 31, 2011, the Company closed an agreement to acquire the assets of Edmonton, Alberta radio station BOUNCE (CHBN-FM) for cash consideration of $22 million. The acquisition of this radio station was made to increase the Company’s presence in the Edmonton market. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $2 million and an operating loss of $1 million for the six months ended June 30, 2011. The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$22

Current assets	$1
Broadcast licence	11
Brand name	1
Fair value of net assets identifiable acquired and liabilities assumed	13
Goodwill	$9

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Media reporting segment and is tax deductible.

(c) BOB-FM:

On January 31, 2011, the Company closed an agreement to acquire the assets of London, Ontario radio station BOB-FM (CHST-FM) for cash consideration of $16 million. The acquisition of this radio station was made to enter into the London, Ontario market. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $2 million and operating income of $nil for the six months ended June 30, 2011. The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs.

Rogers Communications Inc.	25	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$16

Current assets	$1
Broadcast licence	6
Brand name	1
Fair value of net assets identifiable acquired and liabilities assumed	8
Goodwill	$8

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Media reporting segment and is tax deductible.

(d) Compton Cable T.V. Ltd.:

On February 28, 2011, the Company closed an agreement to acquire the assets of Compton Cable T.V. Ltd. (“Compton”) for cash consideration of $40 million. Compton provides cable television, Internet and telephony services in Port Perry, Ontario and the surrounding area. The acquisition was made to enter into the Port Perry, Ontario market and is adjacent to the existing Cable footprint. The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective February 28, 2011 and has contributed incremental revenue of $3 million and an operating loss of $1 million for the six months ended June 30, 2011.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$40

Current assets	$1
PP&E	10
Customer relationships	23
Current liabilities	(1)
Fair value of net assets identifiable acquired and liabilities assumed	33
Goodwill	$7

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

(e) BV! Media Inc:

During the six months ended June 30, 2011, the Company updated its valuation of certain net identifiable assets acquired for the BV! Media Inc. acquisition. This resulted in an increase in customer relationships of $2 million and a corresponding decrease in goodwill of $2 million from the amounts recorded and disclosed at December 31, 2010.

Rogers Communications Inc.	26	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$24

Current assets	$5
PP&E	4
Customer relationships	8
Current liabilities	(3)
Deferred tax liabilities	(3)
Fair value of net identifiable assets acquired and liabilities assumed	11
Goodwill	$13

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Media reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 2 years.

(f) Other:

During the six months ended June 30, 2011, the Company increased its ownership interest in a subsidiary from 53% to 100% for cash consideration of $11 million. The Company recognized this increase in the ownership interest of a previously controlled entity as a decrease in retained earnings of $11 million as the carrying amount of non-controlling interest was insignificant.

During the six months ended June 30, 2011, the Company made another acquisition for cash consideration of approximately $16 million, which has been recorded as customer relationships. The customer relationships are being amortized over a period of 5 years.

(g) Pro forma disclosures:

Revenue and operating income for the combined Company for the current reporting period would not be materially different if all acquisitions had occurred at the beginning of the current reporting period.

8.	Integration, restructuring and acquisition costs:

During the three and six months ended June 30, 2011, the Company incurred $19 million and $30 million respectively, of integration, restructuring and acquisition costs related to: (i) severances resulting from the targeted restructuring of its employee base ($16 million and $16 million); (ii) the closure of certain Video stores and lease exit costs ($3 million and $10 million); and (iii) acquisition transaction costs and integration of acquired businesses and related restructuring ($nil and $4 million).

Rogers Communications Inc.	27	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2011 are as follows:

	00000	00000	00000	00000
	As at December 31, 2010	Additions	Payments	As at June 30, 2011
Severances resulting from the targeted restructuring of the Company’s employee base	$47	$16	$(22)	$41
Video store closures and lease exit costs	4	10	(4)	10
Acquisition transaction costs and integration of acquired businesses	3	4	(5)	2
	$54	$30	$(31)	$53

The remaining liability of $53 million as at June 30, 2011, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2011 to 2013.

9.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three and six months ended June 30, 2011 and 2010:

	00000	00000	00000	00000
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Numerator:
Net income for the period, basic and diluted	$410	$452	$745	$820

Denominator (in millions):
Weighted average number of shares outstanding – basic	547	581	550	586

Effect of dilutive securities:
Employee stock options	3	4	4	4
Weighted average number of shares outstanding – diluted	550	585	554	590

Earnings per share:
Basic	$0.75	$0.78	$1.35	$1.40
Diluted	0.75	0.77	1.34	1.39

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the three and six months ended June 30, 2011 was 1,581,956 and 1,633,288 (2010 - 1,423,506 and 1,431,006), respectively.

Rogers Communications Inc.	28	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

10.	Long-term debt:

	Due date	Principal amount		Interest rate	June 30, 2011	December 31, 2010

Bank credit facility				Floating	$ –	$ –
Senior Notes**	2012	$	U.S. 350	7.875%	–	348
Senior Notes*	2012		U.S. 470	7.25%	–	468
Senior Notes**	2013		U.S. 350	6.25%	338	348
Senior Notes*	2014		U.S. 750	6.375%	723	746
Senior Notes**	2014		U.S. 350	5.50%	338	348
Senior Notes*	2015		U.S. 550	7.50%	530	547
Senior Notes**	2015		U.S. 280	6.75%	270	279
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2018		U.S. 1,400	6.80%	1,350	1,392
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	900
Senior Notes	2021		1,450	5.34%	1,450	–
Senior Debentures**	2032		U.S. 200	8.75%	193	199
Senior Notes	2038		U.S. 350	7.50%	338	348
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	800
Senior Notes	2041		400	6.56%	400	–
					9,630	8,723

Fair value decrement arising from purchase accounting					(4)	(5)

Deferred transaction costs					(68)	(64)
					$ 9,558	$ 8,654

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

(a) Redemption of Senior Notes:

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $350 million ($342 million) 7.875% Senior Notes due 2012 at the prescribed redemption price of 107.882% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $42 million, including aggregate redemption premiums of $27 million, a net loss on the termination of the associated swaps of $14 million due to amounts previously recognized in the hedging reserve in equity and a write-off of deferred financing costs of $1 million. Concurrently with this redemption, on March 21, 2011, the Company terminated the associated Derivatives aggregating U.S. $350 million notional principal amount. The Company made a net payment of approximately $219 million to terminate these derivatives.

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $470 million ($460 million) 7.25% Senior Notes due 2012 at the prescribed redemption price of 110.735% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $57 million, including aggregate redemption premiums of $49 million, a net loss on the termination of the associated swaps of $8 million due to amounts previously recognized in the hedging reserve in equity, and a write-off of deferred financing costs of $1 million, and offset by a write-down of a

Rogers Communications Inc.	29	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

previously recorded fair value increment of $1 million. Concurrently with this redemption, on March 21, 2011, the Company terminated the associated Derivatives aggregating U.S. $470 million notional principal amount. The Company made a net payment of approximately $111 million to terminate these Derivatives.

The total loss on repayment of the Senior Notes was $99 million for the six months ended June 30, 2011.

As a result of these redemptions, the Company paid an aggregate of approximately $878 million, including approximately $802 million aggregate principal amount and $76 million for the premiums payable in connection with the redemptions. In addition, concurrently with the redemptions, the Company terminated the associated Derivatives aggregating U.S. $820 million notional principal amount and made an aggregate net payment of approximately $330 million to terminate these Derivatives.

(b) Issuance of Senior Notes:

On March 21, 2011, the Company issued $1,450 million of 5.34% Senior Notes which mature on March 22, 2021. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $1,442 million after deduction of the original issue discount and debt issuance costs.

On March 21, 2011, the Company issued $400 million of 6.56% Senior Notes which mature on March 22, 2041. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $398 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and capitalized in the six months ended June 30, 2011.

11.	Pensions:

During the three months ended June 30, 2011, the Company recorded pension expense in the amount of $8 million (2010 - $8 million), excluding the $11 million loss on settlement of pension obligations described below. In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended June 30, 2011 was $1 million (2010 - $1 million). During the six months ended June 30, 2011, the Company recorded pension expense in the amount of $18 million (2010 - $13 million). In addition, the expense related to unfunded supplemental executive retirement plans for the six months ended June 30, 2011 was $2 million (2010 - $2 million).

During the three months ended June 30, 2011, the Company made a lump-sum contribution of $18 million to its pension plans, following which the pension plans purchased annuities from insurance companies for all employees who had retired during the period from January 1, 2009 to January 1, 2011. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. This transaction resulted in a non-cash loss from the settlement of pension obligations of approximately $11 million, which was recorded in operating costs in the statement of income for the three months ended June 30, 2011.

12.	Shareholders’ equity:

(a) Dividends:

In February 2011, the Company’s Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share. Such quarterly dividends are only

Rogers Communications Inc.	30	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 15, 2011, the Board of Directors declared a quarterly dividend totalling $0.355 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 1, 2011, to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

On April 27, 2011, the Board of Directors declared a dividend of $0.355 per share which was paid on July 4, 2011, to the shareholders of record on June 15, 2011.

(b) Normal course issuer bid:

In February 2011, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 22, 2011 and ending February 21, 2012, purchase on the TSX the lesser of 39.8 million Class B Non-Voting shares, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In the six months ended June 30, 2011, the Company repurchased for cancellation an aggregate 9,000,000 Class B Non-Voting shares for an aggregate purchase price of $285 million, resulting in a reduction to stated capital, share premium and retained earnings of $9 million, $246 million and $30 million, respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm’s-length third party sellers for an aggregate purchase price of $285 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

13.	Stock-based compensation:

A summary of stock-based compensation expense, which is included in operating costs, is as follows:

	Three months ended June 30,		Six months ended June 30,

	2011	2010	2011	2010

Stock options	$24	$3	$27	$23
Restricted share units	9	5	14	10
Deferred share units	8	1	8	2
	$41	$9	$49	$35

During the three and six months ended June 30, 2011, the Company granted 14,800 and 1,133,600 (2010 - nil and 1,274,425) stock options to employees, including 14,800 and 552,300 stock options (2010 - nil and 572,025) and nil and 581,300 performance stock options (2010 - nil and 702,400), respectively. As at June 30, 2011, 11,987,639 (December 31, 2010 - 11,841,680) stock options were outstanding.

The weighted average exercise price of stock options granted during the three and six months ended June 30, 2011 was $37.08 and $34.35 per share (2010 - $nil and $34.54), respectively. The weighted average fair value of stock options granted during the three and six months ended June 30, 2011 was $7.58 and $7.24 per share (2010 - $nil and $7.76), respectively. The weighted average exercise price of stock options exercised during the three and six months ended June 30, 2011 was $17.12 and $17.60 per share (2010 - $11.85 and $15.05), respectively.

Rogers Communications Inc.	31	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

During the three and six months ended June 30, 2011, the Company issued 34,465 and 737,788 (2010 - 37,116 and 688,897) restricted share units to employees, including 31,043 and 581,330 (2010 - 35,430 and 504,561) restricted share units and 3,422 and 156,457 (2010 - 1,686 and 184,336) performance restricted share units, respectively. As at June 30, 2011, 1,932,074 (December 31, 2010 - 1,616,370) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

During the three and six months ended June 30, 2011, $14 million and $24 million (2010 - $16 million and $34 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

14.	Financial risk management and financial instruments:

Overview:

The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

The effect of estimating the credit-adjusted fair value of Derivatives at June 30, 2011 is illustrated in the table below. As at June 30, 2011, the credit-adjusted net liability position of the Company’s derivative portfolio was $734 million, which is $13 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A) + (B)

Mark-to-market value - risk-free analysis	$–	$(747)	$(747)
Mark-to-market value - credit-adjusted estimate (carrying value)	–	(734)	(734)
Difference	$–	$13	$13

Of the $13 million impact, $2 million was recorded in the consolidated statements of income related to Derivatives not accounted for as hedges and $11 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

At June 30, 2011, 91.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At June 30, 2011, details of the derivative instruments net liability are as follows:

Rogers Communications Inc.	32	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis

Derivatives accounted for as cash flow hedges:
As liabilities	$ 3,880	1.1438	$4,438	$(728)	$(717)

Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(19)	(17)

Net mark-to-market liability				$(747)	(734)

Less net current liability portion					(47)
Net long-term liability portion					$(687)

During the three months ended June 30, 2011, $2 million (2010 - $6 million increase) related to hedge ineffectiveness was recognized as a decrease in net income.

The long-term portion above comprises a derivative instruments liability of $687 million and a derivative instruments asset of nil as at June 30, 2011.

At December 31, 2010, 93.1% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2010, details of the derivative instruments net liability are as follows:

	U.S. $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk free basis	Estimated fair value, being carrying amount on a credit risk adjusted basis

Derivatives accounted for as cash flow hedges:
As assets	$ 575	1.0250	$589	$7	$7
As liabilities	4,125	1.2021	4,959	(918)	(901)
Net mark-to-market liability				(911)	(894)

Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(6)	(6)

Net mark-to-market liability				$(917)	(900)

Less net current liability portion					(66)
Net long-term liability portion					$(834)

Rogers Communications Inc.	33	Second Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

15.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months and six months ended June 30, 2011, total amounts paid by the Company to these related parties, directly or indirectly, were $10 million and $18 million (2010 - $9 million and $18 million), respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months and six months ended June 30, 2011 and 2010 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

16.	Commitments:

In April 2011, the Company entered into an agreement to purchase equipment to be used in the building of the wireless network. The agreement has a four-year term, resulting in committed expenditures of $650 million.

Rogers Communications Inc.	34	Second Quarter 2011